7/22.

05006382

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Mount Burgess Gold Mining Co.

*CURRENT ADDRESS

PROCESSED MAR 11 2005 THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 1235 FISCAL YEAR 6-30-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT: 3/10/05

ARIS 82-1235
6-30-04

RECEIVED
2005 FEB 22 P 3:
OFFICE OF ...
CORPORATE ...



Company Particulars

Directors:	NIGEL RAYMOND FORRESTER, FCA (Chairman and Managing Director) RONALD WILLIAM O'REGAN ALFRED PATRICK STIRLING, FCA GODFREY EDWARD TAYLOR, LL B
Joint Secretaries:	JAN FORRESTER DEAN ANGELO SCARPAROLO, CPA
Registered Office:	Level 5, 178 St. Georges Terrace, Perth, Western Australia, 6000. Telephone: ++61 89322 6311 Facsimile: ++61 89322 4607 Email: mtb@mountburgess.com Website: www.mountburgess.com
Share Registry:	Advanced Share Registry Services, 7th Floor, 200 Adelaide Terrace, Perth, Western Australia, 6000. Telephone: ++61 89221 7288 Facsimile: ++61 89221 7869
Auditors:	Deloitte Touche Tohmatsu, 16th Floor, Central Park, 152-158 St. Georges Terrace, Perth, Western Australia, 6000.
Bankers:	Australia and New Zealand Banking Group Ltd, 77 St. Georges Terrace, Perth, Western Australia, 6000.

Mount Burgess Mining N.L. is a listed public company, incorporated in Australia.

Address by the Chairman

It is my pleasure to present to you this annual report for the year to 30th June 2004.

Last year I informed shareholders that the Company had undertaken a major re-evaluation of its Telfer Project, which determined the potential to discover Telfer Deeps style mineralisation similar to that being developed by Newcrest Mining Limited at its main Telfer Dome Mine. This potential, relative to the Company's tenements at Telfer, which include Tim's Dome and East Thomson's Dome, has also been recognized by Barrick Gold of Australia Limited, with the result that a joint venture has now been formed between Barrick and the Company.

Barrick has the right to earn a 51% interest through the expenditure of Aud $5 million, at which point the Company can either elect to contribute pro-rata or be free-funded through to a decision to mine with a 25% interest. Since the commencement of the joint venture in the New Year, Barrick has carried out a significant appraisal of the Company's tenements, particularly relating to structural and stratigraphic interpretation, in preparation for commencing some deep diamond core drilling in September 2004 at both Tim's Dome & East Thomsons Dome. This drilling will test the hitherto unexplored "M Reefs" and "I Reefs" within the lower Malu Formation on the Company's Tenements.

In Namibia, at the Tsumkwe Diamond Exploration project, the Company has continued to acquire further encouraging results in the form of fresh kimberlitic indicator minerals, all of which convincingly suggest the presence of further kimberlite sources, other than the Gura kimberlites discovered to date.

The recovery of fresh garnets from three drill holes completed during the year in the mid to north-western part of the project has exposed the potential for a discovery of a kimberlite in an area not previously considered to be prospective. Whilst exploring in an area with variable depths of Kalahari sand cover is accepted as being challenging, the Company none the less believes its efforts will lead to further kimberlite discoveries.

In July last year the Company was granted Prospecting Licence P69/2003 for base and precious metals in neighbouring Botswana . During this financial year the Company conducted a widespread drilling programme over a 2.6km long zinc anomaly. Grades of up to 5.4% zinc, 2.7% lead and 194 g/t silver were recorded. What is encouraging about the drilling conducted to date is that whilst the grades so far achieved are considered to be at the lower end of the scale, the widths of mineralisation in the 30m + range are significant and have been intersected at shallow depths. Samples have been submitted for metallurgical testing, and mapping is being conducted over this anomaly and several other anomalies in the area, including a gossan yielding 5.4% zinc, 1.6% vanadium, 12.4% lead and 102g/t silver, prior to conducting further drilling.

During the year Mr. Jeffrey Moore resigned from the Company's Board to pursue a Board position with another resource company. The management of the Company's projects has been undertaken by Mr. Martin Spence B.Sc. Aus. IMM.

Mr. Alfred Stirling FCA, joined the Board as a non-executive Director. Both Mr. Spence and Mr. Stirling have given the Company considerable support in their own separate ways, for which I am most grateful. Not least of all I should also like to thank our other Directors and employees for their continued support and commitment to the Company during the year.

N R FORRESTER

CHAIRMAN


N
W
E
S
East Thompson's Dome
Tim's Dome
Telfer Gold Mine
18.5 million ounce reserve
Telfer Dome
Fault
Fold axis
Bedding
Dolerite dyke
Granitoid body
Kaliranu Formation
Wilki Formation upper
Puntapunta Formation
Telfer Formation
Malu Quartzite Formation
Isdell Formation
Black sulphidic shale
Tenement outline
TELFER PROJECT AREA
MOUNT BURGESS MINING N.L.
TELFER GOLD PROJECT
Telfer Interpreted Geology
0
5
10
kilometres

TELFER

Pilbara Mineral Field, Western Australia

The Company currently holds equity in 27 granted and pending mineral tenements covering approximately 250 square kilometres within a 10 to 40 kilometre radius of Newcrest Mining's Telfer gold mine. The Telfer mine has produced in excess of five million ounces of gold since 1977 and has a current quoted resource of 26.2 million in-situ ounces of gold, which contains a reserve of 18.4 million in-situ ounces.

Mineralisation in the Telfer district mainly comprises low-grade bulk tonnage sheeted vein and stockwork quartzpyrite-Au-Cu, and stratabound Au-Cu systems.

The Company believes that its Telfer tenements have the potential for the discovery of significant gold and base metals mineralisation.

During the year the Company signed a Joint Venture agreement with Barrick Gold of Australia Limited, whereby Barrick can earn 51% equity in the Telfer tenements by spending $5 million, at which point the Company can elect to either contribute pro-rata or dilute to 25% by being free carried through to a decision to mine.

Newmont Gold Exploration Pty Ltd, formerly a 38% joint venture party in respect of four mining leases at Telfer, agreed to abate their above equity to a 1% net smelter royalty.

East Thompson's Dome and Tim's Dome

East Thompson's Dome is defined by an eight kilometre long double plunging antiform and is situated 10 kilometres north/north west of the Telfer mine whilst Tim's Dome lies 15 km to the northwest of the Telfer mine. Both Domes contain litohlogies equivalent to those at the Telfer Main Dome.

Most of the historical drilling targeted shallow (less than 50 metres) reef-style mineralisation. However, one deep hole (324.5 metres) at East Thompson's Dome intercepted a significant hydrothermal alteration system similar to mineralisation at Telfer Main Dome.

In September 2004, Barrick intends to commence deep diamond drilling at East Thompson's Dome and Tim's Dome. Drill holes are designed to test the "M" Reefs and "I" Reefs of the lower Malu Formation, the lithology which displays similar stratigraphic and structural settings (and similar felsic intrusive history) to the auriferous Telfer Main Dome where Newcrest has recently developed a significant copper-gold resource.

Cane

The Cane prospect lies to the east of Tim's Dome and north of Newcrest's Thompson's Dome prospect. The prospect has a strong Au-Cu-Pb-Zn geochemical signature and shows some signs of gold depletion at the surface. Broad areas of low grade gold mineralisation have been recorded from RAB drilling and initial RC drill testing returned an intercept of 4 metres @ 3.8 g/t gold.

Pardu

Pardu covers the northwestern portion of the Kaliranu syncline. A regional aeromagnetic programme has highlighted several discrete, strongly magnetic anomalies coincident with the interpreted axial plane of the syncline.

TABLETOP

Pilbara Mineral Field, Western Australia
(The Company 100%).

The Tabletop project comprises six exploration licence applications, subject to Native Title objections, in an area underlain by the basement rocks of the Rudall Metamorphic Complex (RMC). The RMC has been identified by the Geological Survey of Western Australia as hosting a wide range of mineralisation including gold, basemetals, PGM's, rare earths, nickel, silver and uranium. The area is also considered by the Company to be prospective for diamonds.

Work cannot be conducted on any of these areas until Native Title objections have been lifted as a consequence of successful negotiations or determination.


Major fault
Mt Elvire Project tenement
Perrinvale JV Project tenement
Perrinvale JV Project application tenement
Salt lake
Gold deposit / mine
Copper, lead, zinc deposit / mine
Undivided greenstone
Gabbroic sill
Ultramafic dominant
Ultramafic +/- banded iron formation
Felsic volcanics
Felsic volcanics & banded iron formation
Felsic volcanics & metasedimentary rocks
Banded iron formation
Metasedimentary rocks
Late - stage granite
Monzogranite
N
W
E
S
PERRINVALE PROJECT AREA
Excluded
MOUNT BURGESS MINING N.L.
PERRINVALE & MT ELVIRE PROJECTS
Interpreted Geology
0
10
20
kilometres



Major fault
Interpreted fault
Soil geochem - traverse
Soil geochem - 50 x 50 metre grid
Damara - Quartzite
Damara - Carbonate
Granite
Dolerite dyke
Mineralised stratigraphy
Namibia
Botswana
N
W
E
S
MOUNT BURGESS MINING N.L.
TSUMKWE & KIHABE
BASE METALS PROJECTS
Interpreted Geology showing
Mineralised Stratigraphy
0
2.5
5
kilometres

PERRINVALE PROJECT

North Coolgardie Mineral Field, Western Australia
(The Company has the right to earn 70%)

The Perrinvale Project, located about 90 kilometres west of Menzies, is a joint venture with Heron Resources Limited covering about 120 kilometres of strike length of the Illaara Greenstone belt. The belt contains the historical gold workings of Lawrence Find and Metzke's Find and is considered prospective for both gold and base metals.

Work undertaken by the Company to date includes acquisition and interpretation of aeromagnetic and Landsat 7 data, an orientation soil sampling programme and a subsequent geochemical sampling programme. A number of coherent (greater than 10 ppb Au and greater than 100 ppm Cu) in soil anomalies, as yet untested by drilling, occur within the joint venture tenements.

Preliminary interpretation of the aeromagnetic data has outlined a number of potential gold and base metal targets, several of which are coincident with the surface geochemical anomalism. A select number of these targets will be drilled during the year.

During the year the Company has been working to negotiate a Native Title agreement in order to gain access to tenements within the project area. Numerous geochemical anomalies have been defined within the project area, some of which are yet to be fully defined due to proximity to lease boundaries where proposed work is yet to be completed pending grant.

Gullewa

(The Company 100%)

The tenement lies to the east of the Yalgoo townsite and is underlain by the Yalgoo-Singleton Greenstone belt. The project area has potential to host gold and base metals mineralisation, being situated to the north of the Golden Grove-Scuddles base metals mine and the nearby Minjar gold mine.

Much of the 75 sq.km tenement area is covered by transported Tertiary and Quaternary material which effectively masks basement mineralisation. This cover material also presented a hindrance to historical minerals prospecting. Work completed by the Company has comprised a review of historical exploration with the aim of acquiring geophysical coverage and proposing geochemical sampling over prospective areas.

Mount Elvire

(The Company 100%)

The exploration licences total 820 sq. km and cover the Mount Elvire, Diemals, South Elvire and Yerilgee greenstone belts. The project area is located approximately 200km north of Southern Cross and is prospective for gold mineralisation.

The Company has acquired airborne magnetic data and is reviewing historical exploration to assist with the planning of geochemical coverage over targets interpreted from the aeromagnetics.

TSUMKWE DIAMOND PROJECT

Namibia

The project is located in northeast Namibia adjoining the Namibia/Botswana border and covers some 7,800 sq. km held under nine exclusive prospecting licences (EPL's). Seven of the EPL's consisting of some 6,200 sq. km are in joint venture where the Company owns 90% and Kimberlite Resources (Pty) Ltd owns 10%. The remaining two EPL's are owned 100% by the Company.

The project area is situated on the southern margin of the Congo-Angolan Craton where long-lived, stable pre-Damaran basement rocks provide favourable geological characteristics for the occurrence of diamondiferous kimberlites. Such kimberlite intrusions will likely provide the source for the surface discovery of eight macrodiamonds and abundant G10/G9 garnets found in the project area to date.


N
W
E
S
Sikereti
Namibia
Botswana
TSUMKWE
Gura
Kimberlite
Diamond
Dolerite dyke
Regional fold
Thrust fault
Fault
Foliation from magnetics and satellite imagery
Drainage
Gneiss
Granite
} Grootfontein Formation
Carbonates
Quartzite
} Damaran Formation
Basalt - Karoo Super Group
Aeolian sand on basalt - Kalahari Formation
CONGO CRATON
TSUMKWE PROJECT AREA
KALAHARI CRATON
MOUNT BURGESS MINING N.L.
TSUMKWE DIAMOND PROJECT
Tsumkwe Interpreted Geology
0
10
20
kilometres

The Company's belief that diamondiferous kimberlites exist in the project area has been strengthened by the discovery during 2001/2002 of three kimberlite intrusions in the Gura region. Although the Gura-kimberlites have not proven to be diamond-bearing, they provide a valuable exploration model to further the search for diamond-bearing kimberlites which may also be buried below the ubiquitous Kalahari "sand" cover present in the project area.

Exploration work carried out for diamonds during the year includes:

- Percussion drilling to assist with the interpretation of the basement geology from high-resolution aeromagnetic data, to test primary geophysical targets and to obtain kimberlitic indicator mineral samples from the base of the Kalahari Formation which covers the prospective basement horizon.
- Ground gravity surveys to assist with the recognition of primary kimberlite signatures and to define basement channels/scours for the targeting of sub-surface kimberlitic indicator mineral dispersion.
- Loam or deflation lag sampling to define discrete surface kimberlitic indicator mineral anomalies which may be sourced from kimberlite intrusions.
- Electron microprobe analysis of surface and sub-surface indicator mineral grains to better determine which anomalies are most likely to be sourced from diamondiferous kimberlites.

Base Metals – Namibia and Botswana

In the southern part of the Namibian project area, the Congo-Angolan Craton is bordered by Proterozoic-aged carbonate rocks belonging to the Damaran Orogenic Belt. The Company has identified a fault-controlled sub-basin near the Namibia/Botswana border which is characterised by carbonate rocks belonging to the Otavi Group or Northern Platform sequence, similar to those rocks which host about 600 Mississippi Valley Type ("MVT") ore deposits and occurrences elsewhere in Namibia (Piranjo, 1998).

The most famous and largest of these types in Namibia are the Tsumeb, Kombat, Berg Aukas and Abenab polymetallic deposits in the Otavi Mountain Land. Research into previous prospecting and drilling activities for base metals mineralisation in the Botswana portion of the sub-basin demonstrates that the basin is particularly prospective for zinc, lead and silver mineralisation.

During the year the Company prioritised an area of some 300 sq. km in the south-eastern portion of the project area which was tested for carbonate-hosted base metals mineralisation by a 2,800 sample soil geochemistry programme. Results from this work confirmed that the mineralised corridor previously identified in Botswana continues westwards into Namibia. Consequently the Company took the decision to consolidate this whole region and applied for and was granted an exploration licence on the Botswana side of the border. During the year a broad-spaced drilling programme was conducted in Botswana over a zinc anomaly some 2.6 km in length. Grades of up to 5.4% Zn, 2.7% Pb and 194 g/t silver were encountered. Metallurgical testwork is currently being conducted on drill samples in anticipation of conducting a resource drilling programme.

All information in the Projects Report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr M L Spence, BSc(Geol), MAusIMM., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

The Directors of Mount Burgess Mining N.L. submit herewith the annual financial report for the financial year ended 30 June 2004. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

The Directors of the Company in office during and since the end of the financial year are:

- Nigel Raymond Forrester (Chairman and Managing Director)
- Godfrey Edward Taylor
- Ronald William O'Regan
- Alfred Patrick Stirling – appointed 1 December 2004
- Jeffrey John Moore – resigned 7 February 2004

REVIEW OF OPERATIONS

The consolidated entity continued exploration throughout the year. A full review of operations is outlined on pages 3 to 9.

PRINCIPAL ACTIVITIES

The principal activities of the consolidated entity during the financial year were gold, diamond and base metals exploration. The consolidated entity has not changed its activities.

CHANGES IN STATE OF AFFAIRS

During the year there were no significant changes in the state of affairs of the consolidated entity.

DIVIDENDS

The Directors do not recommend the payment of a dividend and no dividend has been paid or declared since the end of the previous financial year.

FUTURE DEVELOPMENTS

The consolidated entity will be continuing exploration on the various projects that it has committed to as outlined in the Projects Section of this report.

CORPORATE GOVERNANCE POLICY

Role of the Board and Management

The Board of Directors of Mount Burgess Mining N.L. is responsible for the corporate governance of the Company. The Board determines and monitors the business and affairs of Mount Burgess Mining N.L. and its subsidiaries on behalf of the shareholders.

Management has the responsibility of conducting the day to day business of the Company in accordance with the determination of the Board.

Composition of the Board

The Company's Constitution requires a minimum of three Directors. This number can be increased in accordance with the requirements of the Company. Currently the Board of Directors comprises four members. Three of the current Directors, Mr R O'Regan, a director of four years, Mr G Taylor, LLB, a director of five years and Mr A P Stirling, FCA, appointed during the year, are non-executive Directors. Of these, Mr A P Stirling is a substantial shareholder. None of the non-executive directors of the Company are directly or indirectly material suppliers to the Company nor do they have any material contractual relationship with the Company other than as Directors to the Company.

Whilst the Board currently comprises a majority of non-executive directors, because of the size of the Company, a majority of executive directors may occur where the direction of the Company requires additional executive expertise. For commercial reasons, the Company will not necessarily appoint additional non-executive directors simply for the purpose of maintaining a majority of non-executive directors on the Board.

Mr N Forrester, the Chairman and Managing Director and a substantial shareholder of the Company is for the time being the only executive director on the Board.

The Board reviews its composition on a continual basis to ensure that it comprises sufficient members to achieve the purpose and direction of the Company and that its members have the expertise and experience in their field, relevant to that purpose and the direction of the Company. Directors appointed to the Board are subject to election by shareholders at the following Annual General Meeting and thereafter Directors, other than the Managing Director, are subject to re-election at least every three years.

Review Committees

The Company does not have a separate audit committee, nomination committee or remuneration committee at the date of this report. Any matters to be dealt with by a committee are dealt with by the four Directors who currently comprise the Board.

Remuneration

The Board reviews the remuneration packages and policies applicable to executive Directors, senior executives and non-executive Directors on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages.

Employee Share Options

The Board currently grants options to Directors and employees on a discretionary basis in terms of the Company's Employee Share Option Plan. Options are granted both as an incentive and as recognition for performance.

Ethical Standards

The Board's policy requires that Directors and management strive to achieve the highest ethical standard in conducting the Company's business and also strive to enhance the performance and reputation of the Company. All Directors and Employees will be expected to act within the law and with integrity and objectivity in the interests of the Company, declaring at anytime any conflict of interest.

Financial Reporting

The Managing Director and Chief Financial Officer of the Company undertake upon the presentation of financial reports that to the best of their knowledge they represent a true and fair view and comply with the relevant accounting standards and ASX requirements. Annual financial statements are audited independently and half-yearly financial statements are subject to an independent review. Quarterly cash statements are filed with the Australian Stock Exchange in accordance with the Australian Stock Exchange Listing Rules and monthly management accounts are presented to all members of the Board of Directors.

Access to Company Information and Independent Professional Advice

All Directors of the Company are entitled to have access to information regarding the management of the Company. Each Director will, at the Company's expense, have the right to seek independent professional advice in regard to any matters concerning the Company. However, prior approval by the Chairman will be required, which will not be unreasonably withheld.

Timely and Balanced Disclosure

As an exploration company, the Company adopts the policy of strict adherence to the ASX Listing Rules in respect of timely and continuous disclosure requirements for the purpose of keeping the market fully informed. Any announcements containing exploration results are only released with the approval of qualified personnel.

Trading in the Company's Securities by Directors and Employees of the Company

The Company's policy in relation to trading in the Company's securities requires that prior to the placing of any intended order by any director or employee of the Company, confirmation should be sought from either the Managing Director or Company Secretary regarding any imminent Stock Exchange releases for the purpose of keeping the market fully informed.

In the event of an imminent Stock Exchange release or in the event that the Company is awaiting confirmation of information to determine whether or not a release should be made, any employee or director of the Company intending to place an order to trade in the Company's securities will be advised not to do so until any imminent or required release has been made.

These conditions will not apply to unfulfilled orders that were placed by directors or employees in acceptable circumstances.

Rights of Shareholders

The Company's auditors will be available at the Company's Annual General Meeting to answer any shareholder queries relating to the audit of the Company's annual report. A full review of the Company's operations will be presented at the Company's Annual General Meeting. The Company's Annual and Quarterly Reports are mailed to all shareholders. The Company's website, www.mountburgess.com is regularly updated with all stock exchange announcements.

Business Risk

The Company recognises that there are inherent risks in being involved with exploration and operating in non-domicile countries. The Board monitors and if considered necessary seeks advice on areas of operational and financial risk and implements strategies for appropriate risk management arrangements.

Specific areas of risk initially identified and which will be regularly considered at Board Meetings include going concern, foreign currency and commodities price fluctuations, performance of activities, human resources, the environment, land access and political instability.

ASX Principles of Good Corporate Governance and Best Practice Recommendations

The Australian Stock Exchange has asked that companies comply with the Principles of Good Corporate Governance and Best Practice Recommendations of March 2003 or explain why they have not complied.

The Company does not currently comply with:

Recommendation 2.1: A majority of the Board should be independent directors.

The Board currently consists of four Directors. Mr N R Forrester being an executive director with a substantial shareholding is therefore considered not to be independent. Mr A P Stirling, a non-executive director with a substantial shareholding is therefore considered not to be independent. Mr R O'Regan and Mr G Taylor as non-executive directors who have significant shareholdings, which do not represent substantial shareholdings are therefore considered to be independent.

Because of the size of the Company and for commercial reasons, the Board does not consider it appropriate to appoint other non-executive directors simply for the purpose of attaining a majority of independent directors. The Board views favourably the commitment of directors to acquire significant or substantial shareholdings in the Company. A substantial shareholding represents 5% or more of the Company's issued share capital.

Recommendation 2.2: The Chairperson should be an independent director

Mr Forrester, as Chairman of the Company is a substantial shareholder of the Company and is therefore not considered to be independent. Because of other commitments of the independent directors of the Company, this position is currently being filled by a non-independent Director.

Recommendation 2.3: The roles of Chairperson and Chief Executive Officer should not be exercised by the same individual.

Mr N R Forrester is both Chairman and Managing Director of the Company. Because of other commitments of the independent directors of the Company the position of Chairman is currently being filled by a non-independent director.

Recommendation 2.4: The Board should establish a nomination committee.
Recommendation 4.2: The Board should establish an audit committee.
Recommendation 9.2: The Board should establish a remuneration committee.

The Company does not have a separate nomination committee, audit committee or remuneration committee because it does not have a majority of independent Directors to represent these committees. Because of the Company's size and for commercial reasons, the Company does not wish to appoint additional independent directors simply for the purpose of having a majority of independent directors. The full Board currently reviews appointments, financial reporting and remuneration packages.

Recommendation 9.3.2: Non executive directors should not receive options.

The Company grants options to all non-executive Directors in recognition of the significant time they contribute to the Company. The non-executive directors are often called upon to perform duties for the Company overseas or spend considerable time away from their earning base, to represent the Company. Their fees for these duties in no way cover what they could otherwise earn. The options granted are exercisable at a significant premium to the current share price.

INFORMATION ON DIRECTORS

NIGEL RAYMOND FORRESTER, F.C.A. (Chairman and Managing Director)

Mr Forrester is a Fellow of the Institute of Chartered Accountants in England and Wales and also a Fellow of the Institute of Chartered Accountants in Australia. He has been involved in the exploration and mining industry over the past twenty six years. Mr Forrester is one of the original shareholders of the Company which he floated in 1985.

JEFFREY JOHN MOORE, B.App.Sc.(Geol.), M.Aus.I.M.M.
(Executive Director Exploration – resigned 7 February 2004)

Mr Moore graduated as a geologist from Curtin University of Western Australia in 1984. Prior to qualifying, he had been involved in the exploration industry in Western Australia for some eight years. Since qualifying, he spent two years as a consulting geologist then joined the Company in 1986. Mr Moore resigned on 7 February 2004 to pursue his career with another resource company.

GODFREY EDWARD TAYLOR, LL B (Non-executive Director)

Mr Taylor, who was appointed to the Board on 2 July 1999, graduated in law from the University of Western Australia in 1968 and was admitted to practice in 1970. He has been practising law for about 30 years and specialises in commercial and corporate law. Mr Taylor and his family were original shareholders in the Company and have been shareholders throughout its existence.

RONALD WILLIAM O'REGAN (Non-executive Director)

Mr O'Regan was appointed to the Board on 31 July 2000. Having established a career in stockbroking, he joined Astaire & Partners, a firm of London stockbrokers in 1968. He became a member of the London Stock Exchange in the 1970s and was appointed to the Board of Astaire & Partners in 1987.

ALFRED PATRICK STIRLING F.C.A. (Non-executive Director – appointed 1 December 2003)

Mr Stirling was appointed to the Board on 1 December 2003. Mr Stirling, a Fellow of the Institute of Chartered Accountants in England and Wales, is Chairman and Managing Director of two Authorised Investment Trusts in the United Kingdom, Gresham House Plc and Welsh Industrial Investment Trust Plc. He is also a non-executive director of media company Avesco.

DIRECTORS' MEETINGS

Fourteen board meetings were held during the year. Messrs Forrester, O'Regan and Taylor attended all fourteen board meetings held during the year. Mr Moore attended six board meetings held during the year up until the time he resigned as a director of the Company on 7 February 2004. Mr Stirling attended all nine board meetings held from the date of his appointment on 1 December 2003 until the end of the financial year.

DIRECTORS' AND EXECUTIVE'S REMUNERATION

Remuneration packages contain the following key elements:

(a) Primary benefits - salary/fees (including long service leave and annual leave accrued), non-monetary benefits.

(b) Post Employment Benefits – including superannuation.

(c) Equity Compensation – unlisted share options granted under the Employee Share Option Plan.

The following table discloses the remuneration of the directors of the Company and the highest remunerated executives of the Company.

Name	Office Held	Primary		Post Employment	Equity	TOTAL
		Salary/Fees $	Non Monetary $	Superannuation $	Options[1] $	$
N R Forrester	Executive Director	188,780	5,961	15,140	–	209,881
J J Moore[2]	Executive Director	73,238	2,354	6,081	–	81,673
G E Taylor	Non-Executive Director	20,000	–	–	–	20,000
R O'Regan	Non-Executive Director	20,000	–	–	–	20,000
A P Stirling[3]	Non-ExecutiveDirector	11,667	–	–	9,500[4]	21,167
M L Spence[5]	Exploration Manager	62,241	–	5,602	9,500[4]	77,343

[1]For further information on options issued to Messrs Stirling and Spence see Note 22.

[2]Mr Moore resigned from the Company on 7 February 2004.

[3]Mr Stirling was appointed to the Board on 1 December 2003.

[4]Options were valued using the Black-Scholes method. The fair value of the options was 1.9 cents per option.

[5]Mr Spence joined the Company in January 2004.

Apart from the specified executive above, no other person is directly accountable and responsible for the strategic direction and operational management of the entity.

Full details of the options granted during the year are contained in Note 13 to the financial statements.

DIRECTORS' SHAREHOLDINGS AND OPTION HOLDINGS IN THE COMPANY

During and since the end of the financial year 500,000 share options were granted by the Company to Mr A P Stirling. The options are exercisable at 25 cents and have an expiry date of 31 December 2009.

As at the date of this report the Directors and their associates held the following:

Director	Fully Paid Ordinary Shares	Unlisted Options
N R Forrester and/or associates	11,436,476	1,000,000
G E Taylor and/or associates	2,247,339	500,000
R W O'Regan and/or associates	3,550,000	500,000
A P Stirling and/or associates	7,320,000	500,000
TOTAL	24,553,815	2,500,000

SHARE OPTIONS ON ISSUE AT YEAR END

On 21 September 2000, an Option Plan was introduced for the issue of options which in total shall not exceed 5% of the Issued Share Capital of the Company. The plan was introduced to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of eligible employees of the Company.

As at 30 June 2004 the following options remain on issue:

1,950,000	Options expiring 31 December 2005
1,100,000	Options expiring 31 December 2006
100,000	Options expiring 31 December 2007
2,400,000	Options expiring 31 December 2009

All of the above options have an exercise price of 25 cents.

Further details of the options on issue are disclosed in Note 13 to the financial statements.

INDEMNIFICATION OF OFFICERS AND AUDITORS

During or since the end of the financial year the Company has not indemnified or made a relevant agreement to indemnify an officer or auditor of the Company or of any related body corporate against a liability incurred as such an officer or auditor. In addition, the Company has not paid, or agreed to pay, a premium in respect of any contract insuring against a liability incurred by an officer or auditor.

ENVIRONMENTAL REGULATIONS

The Board is committed to environmental best practice in its operations and ensures full compliance with all statutory environmental regulations and guidelines.

SUBSEQUENT EVENTS

No matters or circumstances of which the Directors are aware, other than those referred to in the financial statements or notes thereto, have arisen since the end of the year which significantly affect, or may significantly affect, the operations, results or state of affairs of the consolidated entity in financial years after the financial year, other than as follows:

On 9 July 2004, the Company completed a placement of 8,000,000 fully paid ordinary shares to raise $560,000. The placement was at an issue price of $0.07 per share. The financial effect of the above transaction has not been brought to account at 30 June 2004.

On behalf of Directors

N R Forrester

CHAIRMAN AND MANAGING DIRECTOR

SIGNED at Perth this 14th day of September, 2004 in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

Statement of Financial Performance

	Notes	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Revenue from ordinary activities		202,898	307,997	202,878	305,505
Administration expenses		(846,801)	(809,583)	(859,844)	(781,737)
Borrowing costs		(4,260)	(5,308)	(4,260)	(5,308)
Exploration interests written off		(19,957)	(559,211)	–	(559,211)
Recoverable amount write down		–	–	(100,000)	–
Other expenses from ordinary activities		(79,321)	(66,035)	(79,321)	(66,035)
Loss from ordinary activities	2	(747,441)	(1,132,140)	(840,547)	(1,106,786)
Income tax expense from ordinary activities	4	–	–	–	–
Loss from ordinary activities after related income tax expense		(747,441)	(1,132,140)	(840,547)	(1,106,786)
Net Loss		(747,441)	(1,132,140)	(840,547)	(1,106,786)
Total changes in equity other than those resulting from transactions with owners as owners		(747,441)	(1,132,140)	(840,547)	(1,106,786)
Basic (Loss)/ Earnings per Share (cents per share)	16	(0.63)	(1.10)		
Diluted (Loss)/ Earnings per Share (cents per share)	16	(0.63)	(1.10)		

Statement of Financial Position

as at 30 June 2004

	Notes	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
CURRENT ASSETS					
Cash assets		92,726	360,993	92,087	324,142
Receivables	5	51,464	37,909	4,755	4,008
TOTAL CURRENT ASSETS		144,190	398,902	96,842	328,150
NON CURRENT ASSETS					
Other financial assets	6	–	15,550	7,244,368	5,919,715
Plant and equipment	7	55,183	153,917	53,962	118,675
Exploration interests	8	10,153,082	8,423,764	2,822,573	2,635,671
TOTAL NON CURRENT ASSETS		10,208,265	8,593,231	10,120,903	8,674,061
TOTAL ASSETS		10,352,455	8,992,133	10,217,745	9,002,211
CURRENT LIABILITIES					
Payables	9	198,026	224,897	75,077	153,630
Interest bearing liabilities	10	8,043	17,388	8,043	17,388
Provisions	11	43,244	42,513	43,244	42,513
TOTAL CURRENT LIABILITIES		249,313	284,798	126,364	213,531
NON CURRENT LIABILITIES					
Interest bearing liabilities	12	20,335	52,559	20,335	52,559
TOTAL NON CURRENT LIABILITIES		20,335	52,559	20,335	52,559
TOTAL LIABILITIES		269,648	337,357	146,699	266,090
NET ASSETS		10,082,807	8,654,776	10,071,046	8,736,121
EQUITY					
Contributed equity	13	27,182,417	25,006,945	27,182,417	25,006,945
Reserves	14	109,972	109,972	109,972	109,972
		27,292,389	25,116,917	27,292,389	25,116,917
Accumulated losses	15	(17,209,582)	(16,462,141)	(17,221,343)	(16,380,796)
TOTAL EQUITY		10,082,807	8,654,776	10,071,046	8,736,121

The notes to the financial statements are included on pages 18 to 36

	Notes	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Cash flows from operating activities					
Payments to suppliers and employees		(849,874)	(816,857)	(865,722)	(788,631)
Interest and bill discounts received		16,766	68,278	16,746	65,786
Interest and other costs of finance paid		(4,260)	(5,308)	(4,260)	(5,308)
Net cash used in operating activities	27(b)	(837,368)	(753,887)	(853,236)	(728,153)
Cash flows from investing activities					
Proceeds from sale of plant and equipment		30,632	–	30,632	–
Proceeds from sale of investments		155,500	244,500	155,500	244,500
Payment for fees on sale of investments		(9,200)	–	(9,200)	–
Payment for plant and equipment		(7,461)	(7,094)	(7,461)	(2,818)
Exploration, development and evaluation expenditure		(1,734,273)	(2,295,819)	(242,015)	(1,537,933)
Amounts advanced to wholly owned controlled entity		–	–	(1,440,178)	(763,805)
Net cash used in investing activities		(1,564,802)	(2,058,413)	(1,512,722)	(2,060,056)
Cash flows from financing activities					
Proceeds from issues of equity securities		2,206,000	385,000	2,206,000	385,000
Payment for share issue costs		(30,528)	–	(30,528)	–
Repayment of lease liabilities		(41,569)	(16,037)	(41,569)	(16,037)
Net cash (used in)/provided by financing activities		2,133,903	368,963	2,133,903	368,963
Net decrease in cash held		(268,267)	(2,443,337)	(232,055)	(2,419,246)
Cash at the beginning of the financial year		360,993	2,803,527	324,142	2,742,585
Effects of exchange rate changes on the balance of cash held in foreign currencies		–	803	–	803
Cash at the end of the financial year	27(a)	92,726	360,993	92,087	324,142

The notes to the financial statements are included on pages 18 to 36.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated entity's general purpose financial report has been prepared in accordance with applicable Accounting Standards, the Corporations Act 2001, Urgent Issues Group Consensus Views and other requirements of the Law. It has been prepared in accordance with the historical cost convention. The accounting policies have been consistently applied, unless otherwise stated.

The following is a summary of the significant accounting policies adopted by the consolidated entity in the preparation of the general purpose financial report.

(a) Going Concern Basis

The financial statements have been prepared on the basis that the Company is a going concern, which contemplates the continuity of normal business activity, realisation of assets and the settlement of liabilities in the normal course of business.

If the Company chooses to maintain its current high level of exploration expenditure, it will have to raise additional capital. The Company has utilised this option in the past (refer to Note 26). If the Company does not raise additional capital in the short term it can continue as a going concern by substantially reducing exploration expenditure until funding is available and/or entering joint venture arrangements.

The Directors are of the opinion that the basis upon which the financial statements are prepared is appropriate in the circumstances. However, if the event were to arise where the Company could not raise additional equity capital or reduce its current rate of exploration expenditure by entering into joint ventures in order to remain as a going concern, there is no certainty as to whether the Company could realise assets at the amounts as shown in the financial statements and extinguish liabilities in the normal course of business.

(b) Acquisition, Exploration and Development Expenditure

Acquisition, exploration and development costs are accumulated in respect of each separate area of interest. Such costs are carried forward where they are expected to be recouped through successful development and exploitation of the area of interest or where activities in the area of interest have not yet reached a stage which permits reasonable assessment of the existence of economically recoverable reserves.

The ultimate recoupment of costs related to areas of interest in the exploration and/or evaluation phase is dependent on the successful development and commercial exploitation or sale of the relevant areas.

Where development does proceed, such costs are written off against ore production proportionate to the number of tonnes of ore won which are relative to those costs.

Where it is decided to abandon an area of interest, costs carried forward in respect of that area are written off in full in the year in which the decision is taken.

Each area of interest is reviewed annually to determine whether costs should continue to be carried forward in respect of the area of interest.

(c) Income Tax

The consolidated entity adopts the liability method of tax effect accounting whereby the income tax expense in the profit and loss account is matched with the accounting profit (after allowing for permanent differences). The future tax benefit relating to tax losses and expenditure benefits are not carried forward as an asset unless the benefit can be regarded as being virtually certain of realisation. Income tax on net cumulative timing differences is set aside to provision for deferred income tax or future tax benefit accounts at current rates, where its realisation is beyond reasonable doubt.

As the consolidated entity does not have any Australian resident wholly-owned entities, the legislation allowing tax consolidation is not relevant.

(d) Non Current Assets - Plant and Equipment

The cost of each item of plant and equipment is written off over its estimated useful life. Depreciation is calculated on a diminishing value or straight line basis. Each items economic life has due regard to both its own physical limitations and to present assessments of economically recoverable resources of the mine property at which the item is located, and to possible future variations in those assessments. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items.

The following estimated useful lives are used in the calculation of depreciation:

Plant, equipment and vehicles	2 - 15 years
Leased equipment and vehicles	3 - 5 years

Depreciation relating directly to plant and equipment utilised in exploration activities is allocated to particular areas of interest. See Note 1 (b)

(e) Recoverable Amount of Non Current Assets

Non current assets other than exploration interests are written down to recoverable amounts where the carrying value of any non current assets exceeds recoverable amount. In determining recoverable amounts of non current assets, the expected net cash flows have not been discounted to their present values.

(f) Leases

Leases of fixed assets other than operating leases, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership, are transferred to the Company, are classified as finance leases. Finance leases are capitalised recording an asset and a liability equal to the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period. Lease payments for operating leases are charged as expenses in the periods in which they are incurred.

(g) Restoration, Rehabilitation and Environmental Costs

Restoration, rehabilitation and environmental expenditures are incurred as required during the production phase of operations. They are also accrued when the need for any additional future expenditures are required and then written off as part of the cost of production of the mine property concerned.

(h) Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave and sick leave when it is probable that settlement will be required and is capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave, sick leave, and other entitlements expected to be settled within 12 months, are measured at their nominal values, using the remuneration rate expected to apply at the time of settlement.

(i) Receivables

Trade receivables and other receivables are recorded at amounts due less any allowance for doubtful debts.

(j) Payables

Trade payables and other accounts payable are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods and services.

(k) Financial Instruments issued by the Consolidated Entity

Debt and Equity Instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

(l) Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Exchange differences are brought to account in the Statement of Financial Performance in the period in which they arise except that:

(i) exchange differences which relate to assets under construction for future productive use are included in the cost of those assets; and

(ii) exchange differences on transactions entered into in order to hedge the purchase or sale of specific goods and services are deferred and included in the measurement of the purchase or sale.

(m) Revenue Recognition

Interest

Interest is recognised on an accruals basis in accordance with the terms of the relevant agreement.

Disposal of Assets

Revenue from the disposal of assets is recognised when the consolidated entity has passed control of the assets to the buyer.

(n) Joint Venture Operations

Interest in joint venture operations are reported in the financial statements by including the consolidated entity's share of assets employed in the joint ventures, the share of liabilities incurred in relation to joint ventures and the share of any expenses incurred in relation to joint ventures in their respective classification categories.

(o) Other Financial Assets

Investments are recorded at lower of cost or net recoverable amount and dividend revenue is recognised on a receivable basis.

(p) Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

(i) where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

(ii) for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(q) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 "Consolidated Accounts". A list of controlled entities appears in Note 29 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the consolidated entity are eliminated in full.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
2 LOSS FROM ORDINARY ACTIVITIES				
(a) Revenue from Operating Activities:				
Interest received – other entities	16,766	63,497	16,746	61,005
(b) Revenue from Non-Operating Activities:				
Proceeds from sale of non-current:				
Plant and equipment	30,632	–	30,632	–
Investments	155,500	244,500	155,500	244,500
	186,132	244,500	186,132	244,500
	202,898	307,997	202,878	305,505

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
2 LOSS FROM ORDINARY ACTIVITIES *(cont.)*				
(c) Administration Expenses:				
Operating lease rental expense	47,524	47,088	47,524	47,088
Net foreign exchange loss/(gain)	(31,055)	12,008	531	807
Salaries, wages and superannuation	531,096	582,212	531,096	528,212
Operating lease outgoings	64,943	39,884	64,943	39,884
Audit and tax	37,104	39,228	24,480	26,370
Insurance	20,914	13,608	20,914	13,608
Telephone and communications	23,591	21,946	23,591	21,946
Share Registry	27,796	21,261	27,796	21,261
Legal	10,331	17,011	10,331	17,011
Shareholder reports	19,064	28,385	19,064	28,385
Fees on sale of investments	9,200	–	9,200	–
Other	86,293	40,952	80,374	37,165
	846,801	809,583	859,844	781,737
(d) Borrowing Costs	4,260	5,308	4,260	5,308
(e) Exploration Interests Written Off	19,957	559,211	–	559,211
(f) Other Expenses from Ordinary Activities:				
Depreciation of non current assets	18,943	22,929	18,943	22,929
Amortisation of leased assets	17,997	18,656	17,997	18,656
Written down value of:				
Non-current plant and equipment	26,831	–	26,831	–
Investments sold	15,550	24,450	15,550	24,450
	79,321	66,035	79,321	66,035
3 SALE OF ASSETS				
Sale of assets in the ordinary course of business have given rise to the following profits:				
Investments	130,750	220,050	130,750	220,050
Plant and Equipment	3,801	–	3,801	–
	134,551	220,050	134,551	220,050
4 INCOME TAX				
(a) The prima facie income tax expense on pre-tax accounting income reconciles to the income tax expense in the accounts as follows:				
Loss from ordinary activities	(747,441)	(1,132,140)	(840,547)	(1,106,786)
Income tax expense/(benefit) calculated at 30% of operating loss	(224,232)	(339,642)	(252,164)	(332,036)
Add/(Less) Tax effect of permanent differences:				
Non-deductible Items	7,169	6,849	7,169	6,849
Timing Differences:				
Tax losses not brought to account as future income tax benefits	217,063	332,793	244,995	325,187
Income tax expense/(benefit) attributable to the operating loss	–	–	–	–

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$

4 INCOME TAX *(cont.)*

(b) Future income tax benefits:
Certain future income tax benefits have not been recognised as an asset:

Attributable to tax losses, the benefits of which are not virtually certain of realisation at 30%.

	2004	2003	2004	2003
Revenue	4,197,990	3,907,495	4,197,990	3,907,495

(c) The taxation benefits will only be obtained if:

(i) The consolidated entity derives assessable income of a nature and of amount sufficient to enable the benefit from the deductions to be realised,

(ii) The consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) There are no changes in tax legislation adversely affecting the consolidated entity in realising the benefit from the deductions.

5 CURRENT RECEIVABLES

	2004	2003	2004	2003
Trade receivables	784	429	784	429
VAT/GST recoverable	50,680	37,480	3,971	3,579
	51,464	37,909	4,755	4,008

6 OTHER NON CURRENT FINANCIAL ASSETS

	2004	2003	2004	2003
Investments				
Shares and options at cost (i)	–	77,750	–	77,750
Write down to recoverable amount	–	(62,200)	–	(62,200)
	–	15,550	–	15,550
Shares in controlled entity	–	–	25	25
Other				
Non-trade receivables from wholly owned controlled entity (ii)	–	–	7,344,343	5,904,140
Write down to recoverable amount	–	–	(100,000)	–
	–	15,550	7,244,368	5,919,715

(i) The Company holds none (2003: 3.1%) of the ordinary share capital of Madagascar Resources N.L, an unlisted public mineral exploration company.

(ii) The recoverability of the receivables from the controlled entity is dependent on the successful development and economic exploitation of the controlled entity's exploration interest. The write down to recoverable amount has been determined by an assessment of the net assets position of the controlled entity.

7 PLANT & EQUIPMENT AT COST

	Consolidated		
	Plant, Equipment and vehicles $	Leased Equipment and vehicles $	Total $
Gross Carrying Amount			
Balance as at 30 June 2003	650,016	115,601	765,617
Additions	7,461	–	7,461
Disposals	(4,565)	(53,860)	(58,425)
Balance as at 30 June 2004	652,912	61,741	714,653
Accumulated Depreciation/Amortisation			
Balance as at 30 June 2003	560,513	51,187	611,700
Depreciation	61,367	17,997	79,364
Disposals	(4,119)	(27,475)	(31,594)
Balance as at 30 June 2004	617,761	41,709	659,470
Net Book Value			
As at 30 June 2003	89,503	64,414	153,917
As at 30 June 2004	35,151	20,032	55,183

	Company		
Gross Carrying Amount			
Balance as at 30 June 2003	519,454	115,601	635,055
Additions	7,461	–	7,461
Disposals	(4,565)	(53,860)	(58,425)
Balance as at 30 June 2004	522,350	61,741	584,091
Accumulated Depreciation/Amortisation			
Balance as at 30 June 2003	465,193	51,187	516,380
Depreciation	27,346	17,997	45,343
Disposals	(4,119)	(27,475)	(31,594)
Balance as at 30 June 2004	488,420	41,709	530,129
Net Book Value			
As at 30 June 2003	54,261	64,414	118,675
As at 30 June 2004	33,930	20,032	53,962

Aggregate depreciation and amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of exploration interests during the year:

	Consolidated		Company	
	2004 $	2003 $	2004 $	2003 $
Plant, equipment and vehicles	61,367	122,837	27,346	58,778
Leased equipment and vehicles	17,997	20,352	17,997	20,352
	79,364	143,189	45,343	79,130

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
8 EXPLORATION INTERESTS				
Tenement acquisition at cost				
Balance as at the start of the financial year	572,043	684,689	572,043	684,689
Additions	–	–	–	–
Write offs	–	(112,646)	–	(112,646)
Balance as at the end of the financial year	572,043	572,043	572,043	572,043
Exploration expenditure at cost				
Balance as at the start of the financial year	7,851,721	5,871,371	2,063,628	2,159,216
Additions	1,749,276	2,426,915	186,902	350,977
Write offs	(19,958)	(446,565)	–	(446,565)
Balance as at the end of the financial year	9,581,039	7,851,721	2,250,530	2,063,628
Total Exploration Interests	10,153,082	8,423,764	2,822,573	2,635,671

The ultimate recoupment of the value of assets is dependent upon their successful development and commercial exploitation, or alternatively their respective sale.

The Company's exploration properties may be subject to claims under Native Title or contain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements may be subject to exploration and/or mining restrictions.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
9 CURRENT PAYABLES				
Trade payables	198,026	224,897	75,077	153,630
10 CURRENT INTEREST-BEARING LIABILITIES				
Secured:				
Finance lease liability (i) [Note 17(b)]	8,043	17,388	8,043	17,388

(i) Secured by the assets leased, the current market value of which equals the value of the finance lease liability.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
11 CURRENT PROVISIONS				
Employee entitlements	43,244	42,513	43,244	42,513
12 NON-CURRENT INTEREST BEARING LIABILITIES				
Secured:				
Finance Lease liability(i) [Note 17(b)]	20,335	52,559	20,335	52,559

(i) Secured by the assets leased, the current market value of which equals the value of the finance lease liability.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
13 CONTRIBUTED EQUITY				
128,800,000 fully paid ordinary shares (2003: 107,000,000)	27,182,417	25,006,945	27,182,417	25,006,945

	Consolidated			
	2004		2003	
Fully Paid Ordinary Share Capital	No.	$	No.	$
Balance at the start of the year	107,000,000	25,006,945	101,500,000	24,621,945
Shares issued	21,800,000	2,175,472	5,500,000	385,000
Balance at the end of the year	128,800,000	27,182,417	107,000,000	25,006,945

Fully paid ordinary shares carry one vote per share and carry the right to dividends.

13 CONTRIBUTED EQUITY *(cont.)*

Share Options

Employee Share Option Plan A	2004 No.	2003 No.
Balance at the start of the year (i)	–	900,000
Granted during the year	–	–
Exercised during the year	–	–
Lapsed during the year (ii)	–	(900,000)
Balance at the end of the year (iii)	–	–

(i) Balance at the start of the year
All options under this plan lapsed on 31/12/02. The plan was terminated and consequently there are no options at the start of the year.

(ii) Lapsed during the year

	2004	2003
Issued 17 September 1999	–	900,000

(iii) Balance at the end of the year – –
All options under this plan lapsed on 31/12/02. The plan was terminated and consequently there are no options at the end of the year.

Employee Share Option Plan B

In September 2000 the Company adopted the Mount Burgess Mining NL Employee Share Option Plan to reward past services and contributions of Eligible Employees and also to assist in the recruitment, retention, incentive and motivation of Eligible Employees of the Company. Employee share options carry no rights to dividends and no voting rights. In accordance with the terms of the Employee Share Option Plan, all options, including those issued during the year ended 30 June 2004, vest in the option holder at the date of their issue and may be exercised at any time from the date of their issue to the date of their expiry.

Employee Share Option Plan B	2004 No.	2003 No.
Balance at the start of the year (i)	3,900,000	4,100,000
Granted during the year(ii)	2,400,000	-
Exercised during the year	-	-
Lapsed during the year (iii)	(750,000)	(200,000)
Balance at the end of the year (iv)	5,550,000	3,900,000

(i) Balance at the start of the year

	No	Grant Date	Expiry Date	Exercise Price
Issued 21 November 2000	2,250,000	21/11/00	31/12/05	0.25
Issued 6 December 2001	1,350,000	06/12/01	31/12/06	0.25
Issued 20 June 2002	300,000	20/06/02	31/12/07	0.25
	3,900,000			

(ii) **2004** - Granted during the year

No	Grant Date	Expiry Date	Exercise Price	Fair Value Received
500,000	31/03/04	31/12/09	0.25	nil
1,150,000	31/05/04	31/12/09	0.25	nil
750,000	11/06/04	31/12/09	0.25	nil
2,400,000				

2003 – No options were granted during 2003

(iii) Lapsed during the year

	2004 No	2003 No
Issued 21 November 2000	300,000	200,000
Issued 6 December 2001	250,000	-
Issued 20 June 2002	200,000	-
	750,000	200,000

13 CONTRIBUTED EQUITY *(cont.)*

(iv) Balance at the end of the year

	No	Grant Date	Expiry Date	Exercise Price
2004				
Issued 21 November 2000	200,000	21/11/00	31/12/04	0.25
Issued 21 November 2000	1,750,000	21/11/00	31/12/05	0.25
Issued 6 December 2001	1,100,000	6/12/01	31/12/06	0.25
Issued 20 June 2002	100,000	20/06/02	31/12/07	0.25
Issued 31 March 2004	500,000	31/03/04	31/12/09	0.25
Issued 31 May 2004	1,150,000	31/05/04	31/12/09	0.25
Issued 11 June 2004	750,000	11/06/04	31/12/09	0.25
	5,550,000			
2003				
Issued 21 November 2000	2,250,000	21/11/00	31/12/05	0.25
Issued 6 December 2001	1,350,000	06/12/01	31/12/06	0.25
Issued 20 June 2002	300,000	20/06/02	31/12/07	0.25
	3,900,000			

The difference between the total market value of options issued during a financial year, at the date of issue, and the total amount received from executives and employees is not recognised in the financial statements except for the purposes of determining directors' and executives' remuneration in respect of that financial year as disclosed in Note 18 to the financial statements. The amounts are disclosed in remuneration in respect of the financial years over which the entitlement was earned.

Consideration received on the exercise of employee share options is recognised in contributed equity.

	Consolidated		Company	
	2004 $	2003 $	2004 $	2003 $
14 RESERVES				
Asset realisation reserve	109,972	109,972	109,972	109,972

This reserve represents realised benefits transferred from the asset revaluation reserve.

15 ACCUMULATED LOSSES

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Balance at start of financial year	(16,462,141)	(15,330,001)	(16,380,796)	(15,274,010)
Net loss	(747,441)	(1,132,140)	(840,547)	(1,106,786)
Balance at end of financial year	(17,209,582)	(16,462,141)	(17,221,343)	(16,380,796)

16 EARNINGS PER SHARE

	Consolidated	
	2004 Cents per share	2003 Cents per share
Basic (Loss)/ earnings per share	(0.63)	(1.10)

The loss and weighted average number of ordinary shares (and potential ordinary shares) used in the calculation of basic and dilutive earnings per share are as follows:

	2004 $	2003 $
Net Loss	(747,441)	(1,132,140)
Loss used in calculation of basic and dilutive EPS	(747,441)	(1,132,140)

	2004 No.	2003 No.
Weighted average number of ordinary shares	119,145,753	102,645,205
Effect of dilutive potential ordinary shares	–	–
Weighted average number of ordinary shares and potential ordinary shares used in the calculation of dilutive earnings per share	119,145,753	102,645,205

16 EARNINGS PER SHARE *(cont.)*

The following potential ordinary shares are not dilutive and are therefore excluded from the weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share:

	2004 No.	2003 No.
Employee share options	5,500,000	3,900,000

There have been no conversion to, calls of, or subscriptions for ordinary shares or issues of potential ordinary shares since the reporting date and before the completion of this financial report except for the placement of 8,000,000 fully paid ordinary shares on 9 July 2004 as disclosed in Note 26.

17 COMMITMENTS

(a) Exploration

Australia

The Company together with its joint venture partners has minimum annual expenditure commitments, as required by the Mining Act, in order to maintain title to the various mining leases, prospecting licences and exploration licences which are held in Australia. The current level of commitment which is expected to be fulfilled in the normal course of operations, if no exemptions are applied for, amounts to $1,139,580. Of this amount $725,680 will be met by Barrick Gold of Australia as part of its commitment under the current joint venture [Note 23 (a)]

The Company's exploration properties may be subject to claims under Native Title or contain sacred sites or sites of significance to Aboriginal people. As a result, exploration properties or areas within the tenements may be subject to exploration and/or mining restrictions.

No estimate has been given of expenditure commitments beyond one year as this is dependent on the Directors ongoing assessment of operations and in certain instances on Native Title negotiations.

Namibia

The Company has minimum annual expenditure commitments totalling A$1,045,000 as required by the Mining Act, in order to maintain title to the various prospecting licences which are held in Namibia. As at 30 June 2004 the Company had, since project commencement, exceeded its cumulative annual expenditure commitments by A$3 million.

Botswana

The Company has a minimum annual expenditure commitment of A$81,000 as required by the Mining Act in order to maintain title to its Exploration Licence which is held in Botswana. As at 30 June 2004 the Company had, since project commencement, exceeded its annual expenditure commitment by A$180,000.

(b) Capitalised Finance Leases

Lease liabilities are effectively secured as the rights to the leased assets revert to the lessor in the event of default.

The present value of the remaining lease payments at 30 June 2004 is as follows:

	Consolidated		Company	
	2004	2003	2004	2003
Lease commitments	$	$	$	$
(i) no later than 1 year	9,992	22,357	9,992	22,357
(ii) later than 1 year and not later than 5 years	21,442	56,866	21,442	56,866
Minimum lease payments	31,434	79,223	31,434	79,223
Deduct future finance charges	3,056	9,276	3,056	9,276
Present value of minimum lease payments	28,378	69,947	28,378	69,947
Included in the financial statements as:				
Current interest bearing liabilities [Note 10]	8,043	17,388	8,043	17,388
Non-current interest bearing liabilities [Note 12]	20,335	52,559	20,335	52,559
	28,378	69,947	28,378	69,947

The above finance lease commitments relate to various items of equipment and motor vehicles. The annual lease commitments are fixed and there are no contingent rental payments. The leased assets can be purchased for the amount of the outstanding liability.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
17 COMMITMENTS *(cont.)*				
(c) Operating lease commitments				
(i) no later than 1 year	47,960	47,524	47,960	47,524
(ii) later than 1 year and not later than 5 years	–	47,960	–	47,960
	47,960	95,484	47,960	95,484

The above operating lease commitment is for the lease of the Company premises. The annual lease commitments are fixed and there are no contingent rental payments. The lease agreement contains an option to renew the lease for 5 years.

18 REMUNERATION OF DIRECTORS

The Board reviews the remuneration packages and policies applicable to executive Directors, senior executives and non-executive Directors on an annual basis. Remuneration levels will be competitively set to attract the most qualified and experienced Directors and senior executives. Where necessary the Board will obtain independent advice on the appropriateness of remuneration packages. Remuneration packages contain the following key elements:

(a) Primary benefits - salary/fees (including long service leave and annual leave accrued), non-monetary benefits.

(b) Post Employment Benefits – including superannuation.

(c) Equity Compensation – unlisted share options granted under the Employee Share Option Plan.

The following table discloses the remuneration of the directors of the Company.

		Primary		Post Employment	Equity	
Name	***Office Held***	**Salary/Fees** $	**Non Monetary** $	**Superannuation** $	**Options**[1] $	**TOTAL** $
N R Forrester	Executive Director	188,780	5,961	15,140	–	209,881
J J Moore[2]	Executive Director	73,238	2,354	6,081	–	81,673
G E Taylor	Non-Executive Director	20,000	–	–	–	20,000
R O'Regan	Non-Executive Director	20,000	–	–	–	20,000
A P Stirling[3]	Non-Executive Director	11,667	–	–	9,500[4]	21,167
		313,685	8,315	21,221	9,500	352,721

[1]For further information on options issued to Mr Stirling see Note 22.
[2]Mr Moore resigned from the Company on 7 February 2004.
[3]Mr Stirling was appointed to the Board on 1 December 2003.
[4]Options were valued using the Black-Scholes method. The fair value of the options was 1.9 cents per option.

19 REMUNERATION OF EXECUTIVES

The following table discloses the remuneration of the highest remunerated specified executive of the Company.

		Primary		Post Employment	Equity	
Name	Office Held	Salary/Fees $	Non Monetary $	Superannuation $	Options[1] $	TOTAL $
M L Spence[2]	Exploration Manager	62,241	–	5,602	9,500	77,343

[1]Options were valued using the Black-Scholes method. The fair value of the options was 1.9 cents per option.

[2]Mr Spence joined the Company in January 2004.

Apart from the specified executive above, no other person is directly accountable and responsible for the strategic direction and operational management of the entity.

Full details of the options granted during the year are contained in Note 13 to the financial statements.

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
20 REMUNERATION OF AUDITORS				
(a) Auditor of the Parent Entity				
Auditing of the financial report	20,000	19,000	20,000	19,000
Other services	–	3,320	–	3,320
	20,000	22,320	20,000	22,320
(b) Related practice of the Parent Entity Auditor				
Other services	12,624	12,858	–	–
	32,624	35,178	20,000	22,320

21 SEGMENT INFORMATION

The Company operates in Australia, Namibia and Botswana in the area of mineral exploration. In Australia the exploration focus is on gold and base metals. In Namibia the exploration focus is on diamonds and base metals. In Botswana the exploration focus is on base metals.

Geographical Segments

	External sales 2004 $	External sales 2003 $	Inter-segment sales 2004 $	Inter-segment sales 2003 $	Total 2004 $	Total 2003 $
Segment Revenues						
Australia	–	–	–	–	–	–
Namibia	–	–	–	–	–	–
Botswana	–	–	–	–	–	–
Total of all segments	–	–	–	–	–	–
Unallocated corporate revenue					202,898	307,997
Consolidated total revenue					202,898	307,997
Segment Results						
Australia					–	(310,920)
Namibia					(19,957)	–
Botswana					–	–
Total of all Segments					(19,957)	(310,920)
Unallocated corporate revenue					202,898	307,997
Unallocated corporate expenses					(930,382)	(1,129,217)
Loss/result from ordinary activities before income tax expense					(747,441)	(1,132,140)
Income tax expense					–	–
Loss/result from ordinary activities after income tax expense					(747,441)	(1,132,140)
Extraordinary items					–	–
Net loss					(747,441)	(1,132,140)

21 SEGMENT INFORMATION *(cont.)*

	2004 $	2003 $
Segment Assets		
Australia	10,123,121	8,624,265
Namibia	7,202,259	5,902,320
Botswana	260,324	–
Total of all segments	17,585,704	14,526,585
Unallocated corporate assets	111,144	369,738
Eliminations	(7,344,393)	(5,904,190)
Consolidated total assets	10,352,455	8,992,133
Segment Liabilities		
Australia	55,671	156,483
Namibia	7,467,317	6,029,355
Botswana	–	–
Total of all segments	7,522,988	6,185,838
Unallocated corporate liabilities	91,028	109,607
Eliminations	(7,344,368)	(5,958,088)
Consolidated total liabilities	269,648	337,357
Acquisition of plant and equipment and exploration expenditure		
Australia	194,364	338,024
Namibia	1,382,412	2,080,215
Botswana	179,961	–
Total of all segments	1,756,737	2,418,239
Unallocated corporate	–	15,771
Consolidated total	1,756,737	2,434,010
Depreciation/amortisation included in segment result		
Australia	–	–
Namibia	–	–
Botswana	–	–
Total of all segments	–	–
Unallocated corporate	36,940	41,585
Consolidated total	36,940	41,585
Non cash expenses other than depreciation/amortisation		
Australia	–	–
Namibia	–	–
Botswana	–	–
Total of all segments	–	–
Unallocated corporate	(31,055)	12,008
Consolidated total	(31,055)	12,008

22 RELATED PARTY AND SPECIFIED EXECUTIVE DISCLOSURES

Related Directorships/Contracts

The Company has a joint venture with Kimberlite Resources Pty Ltd in respect of its diamond exploration project at Tsumkwe in Namibia. Mr Godfrey Taylor is a shareholder and director of both the Company and Kimberlite Resources Pty Ltd.

During the year an amount of $22,902.23 was paid to Astaire & Partners, London in connection with placements. Mr Ronald O'Regan is a Director of both Astaire & Partners and the Company.

Fully Paid Ordinary Shares Held by Specified Directors and Specified Executives

Name	Balance as at 1/7/03	Net Other Change	Balance as at 30/6/04	Balance held nominally
N R Forrester	11,636,476	(200,000)	11,436,476	–
G E Taylor	2,247,339	–	2,247,339	–
R W O'Regan	3,100,000	450,000	3,550,000	–
A P Stirling	5,820,000[1]	1,500,000	7,320,000	–
M L Spence	–	–	–	–
Total	22,803,815	1,750,000	24,553,815	–

[1]Shareholding when appointed Director on 1 December 2003

None of the above fully paid ordinary shares were either granted during the reporting period as remuneration or received during the reporting period on exercise of options.

Options Issued to Specified Directors/Associates and Specified Executives

Name	Balance as at 1/07/2003	Granted as Remuneration	Other Changes	Balance as at 30/06/2004	Balance Vested at 30/6/04	Options Vested during year
N R Forrester	750,000	nil	250,000	1,000,000	1,000,000	250,000
G E Taylor	500,000	nil	nil	500,000	500,000	nil
R O'Regan	500,000	nil	nil	500,000	500,000	nil
A P Stirling	Nil	500,000	nil	500,000	500,000	500,000
M L Spence	Nil	500,000	nil	500,000	500,000	500,000
Total	1,750,000	1,000,000	250,000	3,000,000	3,000,000	1,250,000

All options once granted vest in the option holder at the date of their issue and may be exercised at any time from the date of their issue to the date of their expiry. Any share options issued to a director during the financial year were made in accordance with the provisions of the Company's Share Option Plan. No amounts are payable by the recipient of the option. Each option is exercisable at 25 cents. No options were exercised during the year.

Mr A P Stirling, who joined the Board on 1 December 2003, and Mr M L Spence who joined the Company in January 2004 were issued 500,000 options on 11 June 2004 and 31 May 2004 respectively. The options have an expiry date of 31 December 2009. The fair value of the options issued on 11 June 2004 and 31 May 2004, their grant date, was 1.9 cents per option. Options were valued using the Black-Scholes method.

Further details of the options granted during the year are contained in Note 13 to the financial statements.

23 JOINT VENTURES

The Company has an interest in the following joint ventures as at the 30 June 2004:

(a) A joint venture in respect of gold and base metal exploration in the Telfer region, with Barrick Gold of Australia, whereby Barrick has the right to earn a 51% interest through the expenditure of A$5 million. Four mining leases out of the nineteen tenements covered by the joint venture with Barrick Gold were previously subject to a joint venture between the Company and Newmont Exploration Pty Ltd. During the year Newmont agreed to abate its 38% equity in the four mining leases to a 1% net smelter royalty, thereby leaving the Company with 100% equity in all of the nineteen tenements in the Telfer Project.

(b) A joint venture, known as the Tsumkwe Joint Venture, with Kimberlite Resources Pty Ltd, for the exploration and development of mines on Exclusive Prospecting Licences 2012, 2014, 2817, 2818, 2819, 3019 and 3020 in Namibia, where the Company holds 90% and Kimberlite Resources Pty Ltd 10%.

(c) A joint venture, known as the Perrinvale Joint Venture, with Heron Resources Limited, for the exploration of gold and base metals in the Illaara greenstone belt, where the Company has the right to earn 70% in the project upon the expenditure of $500,000 within three years with a right to withdraw after the first years expenditure of $100,000. As at 30 June 2004 the Company had spent $307,897 on the project.

The capital commitments arising from the Company's interests in joint venture operations are disclosed in Note 17.

The following amounts represent the consolidated entity's interest in assets employed in the above joint ventures. The amounts are included in the financial statements under their respective asset categories.

	Consolidated	
	2004	2003
Current Assets	$	$
Cash assets	639	36,851
Receivables	46,709	33,901
Total Current Assets	47,348	70,752
Non Current Assets		
Exploration interests	9,279,077	6,439,764
Plant and equipment	4,338	157,849
Total Non Current Assets	9,283,415	6,597,613
Total Assets	9,330,763	6,668,365

24 ECONOMIC DEPENDENCY

The Company is not economically dependent on any other company for the derivation of revenues.

25 SUPERANNUATION COMMITMENT

The Company has ensured that the minimum superannuation levy was contributed to a complying fund on behalf of all its employees.

26 SUBSEQUENT EVENTS

On 9 July 2004, the Company completed a placement of 8,000,000 fully paid ordinary shares to raise $560,000. The placement was at an issue price of $0.07 per share. The financial effect of the above transaction has not been brought to account at 30 June 2004.

27 NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of Cash

For the purposes of the statement of cash flows, cash includes cash on hand and in banks. Cash at the end of the financial year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

	Consolidated		Company	
	2004	2003	2004	2003
	$	$	$	$
Cash balance comprises:				
Cash assets	92,726	360,993	92,087	324,142
Cash balance as per Statement of Cash Flows	92,726	360,993	92,087	324,142

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $

27 NOTES TO THE STATEMENT OF CASH FLOWS *(cont.)*

(b) **Reconciliation of (Loss) from Ordinary Activities after Income Tax to the Net Cash Flows from Operating Activities:**

	Consolidated 2004 $	Consolidated 2003 $	Company 2004 $	Company 2003 $
Operating (Loss) after income tax	(747,441)	(1,132,140)	(840,547)	(1,106,786)
Depreciation	18,943	22,929	18,943	22,929
Amortisation	17,997	18,656	17,997	18,656
Write off of exploration and development expenditure	19,957	559,211	–	559,211
Profit on sale of investments	(130,750)	(220,050)	(130,750)	(220,050)
Net exchange differences	–	(803)	–	(803)
Profit on sale of fixed assets	(3,801)	–	(3,801)	–
Recoverable amount write down	–	–	100,000	–
Changes in operating assets and liabilities:				
Decrease in trade receivables	3,177	2,479	3,223	771
(Decrease)/Increase in trade payables	(16,181)	19,974	(19,032)	22,062
Decrease in provision for employee entitlements	731	(24,143)	731	(24,143)
Net cash flows from operations	(837,368)	(753,887)	(853,236)	(728,153)

(c) **Financing Facilities**

As at 30 June 2004 the Company had a Visa Card credit facility to the value of $65,000 (2003: $65,000), an overdraft facility to the value of $150,000 and payroll facility to the value of $56,000 (2003: $56,000). At balance date the total amount unused was $269,000. (2003: $113,000).

(d) **Non-Cash Financing and Investing Activities**

There were no non-cash financing and investing activities in either 2003 or 2004.

28 FINANCIAL INSTRUMENTS

Significant Accounting Policies

(i) Details of significant accounting policies and methods adopted including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements. No financial derivative instruments were in place at year end.

(ii) **Interest Rate Risk**

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2004.

	Average Interest Rate %	Variable Interest Rate %	Fixed Interest Rate Maturity: Less than 1 year $	Fixed Interest Rate Maturity: 1 to 5 Years $	Fixed Interest Rate Maturity: More than 5 years $	Non-Interest Bearing $	Total $
2004							
Financial Assets							
Cash assets	4.75	–	82,433	–	–	10,293	92,726
Shares	–	–	–	–	–	–	–
Trade receivables	–	–	–	–	–	51,464	51,464
			82,433	–	–	61,757	144,190
Financial Liabilities							
Trade payables	–	–	–	–	–	198,026	198,026
Finance lease liabilities	8.15	–	8,043	20,335	–	–	28,378
Employee entitlements	–	–	–	–	–	43,244	43,244
			8,043	20,335	–	241,270	269,648

28 FINANCIAL INSTRUMENTS *(cont.)*

The following table details the Consolidated Entity's exposure to interest rate risk as at 30 June 2003.

	Average Interest Rate %	Variable Interest Rate %	Fixed Interest Rate Maturity: Less than 1 year $	1 to 5 Years $	More than 5 years $	Non-Interest Bearing $	Total $
2003							
Financial Assets							
Cash assets	4.43	–	270,326	–	–	90,667	360,993
Shares	–	–	–	–	–	15,550	15,550
Trade receivables	–	–	–	–	–	37,909	37,909
			270,326	–	–	144,126	414,452
Financial Liabilities							
Trade payables	–	–	–	–	–	224,897	224,897
Finance lease liabilities	8.11	–	17,388	52,559	–	–	69,947
Employee entitlements	–	–	–	–	–	42,513	42,513
			17,388	52,559	–	267,410	337,357

(iii) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company. The Company has adopted the policy of dealing with creditworthy counterparties and obtaining sufficient collateral or other security where appropriate, as a means of mitigating the risk of financial loss from defaults. The Company measures credit risk on a fair value basis.

The Company does not have any significant credit risk exposure to a single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company's maximum exposure to credit risk without taking account of the value of any collateral or other security obtained.

(iv) Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements, except for investments which have been based on written down value.

29 CONTROLLED ENTITIES

Name of Entity	Country of Incorporation	Ownership Interest (%)
Parent Entity		
Mount Burgess Mining N.L.	Australia	
Controlled Entity		
MTB (Namibia) (Proprietary) Ltd	Namibia	100%

30 ADDITIONAL COMPANY INFORMATION

	Consolidated No.	Consolidated No.	Company No.	Company No.
Number of employees at the end of the year	38	41	7	8

31 IMPACTS OF ADOPTING THE AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Management of the transition to A-IFRS

In accordance with the Financial Reporting Council's strategic directive the consolidated entity will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards ("A-IFRS") for annual reporting periods beginning on or after 1 January 2005. Accordingly, the consolidated entity's first half-year report prepared under A-IFRS will be for the half-year reporting period ended 31 December 2005, and its first annual financial report prepared under A-IFRS will be for the year ended 30 June 2006.

The consolidated entity plans to manage the transition to A-IFRS in three phases:

1. A high level scoping exercise to determine the impact of individual standards, a conversion plan and timetable and to establish processes and controls in order to capture information necessary to allow the preparation of financial statements which are fully compliant with A-IFRS.
2. Evaluation and design to manage the changes to processes, controls and systems and to conduct analysis to determine the extent of the effect of changes in accounting policies on the consolidated entity.
3. Implementation and review.

At the date of this report, the directors of the consolidated entity have not yet finalised a high-level assessment of the impact of A-IFRS on the consolidated entity, and consequently have not yet determined how they are going to manage the transition to A-IFRS. However, the directors are monitoring the developments in A-IFRS and the potential impact it will have on the consolidated entity, and expect to complete an impact study and commence a plan to prepare the consolidated entity to be A-IFRS compliant shortly.

While no decision has yet been made as to the policy alternatives to be applied or the extent to which it will affect the consolidated entity, the directors of the consolidated entity have identified the following as being the key accounting policy differences expected to arise on transitioning to A-IFRSs.

Key differences from current accounting policies

First-time adoption of A-IFRS

On first-time adoption of A-IFRS, the consolidated entity will be required to restate its comparative balance sheet such that the comparative balances presented comply with the requirements specified in the A-IFRS. That is, the balances that will be presented in the financial report for the year ended 30 June 2005 may not be the balances that will be presented as comparative numbers in the financial report for the following year, as a result of the requirement to retrospectively apply the A-IFRS. In addition, certain assets and liabilities may not qualify for recognition under A-IFRS, and will need to be derecognised. As most adjustments on first-time adoption are to be made against opening retained earnings, the amount of retained earnings at 30 June 2004 presented in the 2005 financial report and the 2006 financial report may differ.

Various voluntary and mandatory exemptions are available to the consolidated entity on first-time adoption, which will not be available on an ongoing basis. The exemptions provide relief from retrospectively accounting for certain balances, instruments and transactions in accordance with A-IFRS, and includes relief from having to expense share-based payments granted before 7 November 2002 and the identification of a "deemed cost" for plant and equipment.

The impact on the consolidated entity of the changes in accounting policies on first-time adoption of A-IFRS will be affected by the choices made. The consolidated entity is evaluating the effect of the options available on first time adoption in order to determine the best possible outcome for the consolidated entity.

Share-based payment

Share-based compensation forms part of the remuneration of employees of the consolidated entity (including executives) as disclosed in the notes to the financial statements. The consolidated entity does not recognise an expense for any share-based compensation granted. Under A-IFRS, the consolidated entity will be required to recognise an expense for such share-based compensation. Share-based compensation is measured at the fair value of the share options determined at grant date and recognised over the expected vesting period of the options. A reversal of the expense will be permitted to the extent non-market based vesting conditions (e.g. service conditions) are not met. The entity will not retrospectively recognise share-based payments vested before 1 January 2005 as permitted under A-IFRS first time adoption.

31 IMPACTS OF ADOPTING THE AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS *(cont.)*

The recognition of the expense will decrease the consolidated entity's opening retained earnings on initial adoption of A-IFRS and increase share capital by the same amount for share-based payments issued after 7 November 2002 but not vested before 1 January 2005. Similar impacts will also occur in future periods, however, quantification of the impact on equity and in the income statement of the existing share options granted as remuneration has not been completed at the reporting date.

Income tax

The consolidated entity currently recognises deferred taxes by accounting for the differences between accounting profits and taxable income, which give rise to 'permanent' and 'timing' differences. Under A-IFRS, deferred taxes are measured by reference to the 'temporary differences' determined as the difference between the carrying amount and the tax base of assets and liabilities recognised in the balance sheet.

Because A-IFRS has a wider scope than the entity's current accounting policies, it is likely that the amount of deferred taxes recognised in the balance sheet will increase.

The consolidated entity also has carried forward tax losses which have not been recognised as deferred tax assets as they do not satisfy the 'virtually certain' criteria under current Australian GAAP (Generally Accepted Accounting Principles). Under A-IFRS, it may be easier to recognise these tax losses as deferred tax assets as they are recognised based on a 'probable' recognition criteria. The impact of this difference may be to increase deferred tax assets and opening retained earnings, and result in a higher level of recognised deferred tax assets on a go-forward basis.

Adjustments to the recognised amounts of deferred taxes will also result as a consequence of adjustments to the carrying amounts of assets and liabilities resulting from the adoption of other A-IFRS. The likely impact of these changes on deferred tax balances has not currently been determined.

Property, plant and equipment

On transition to A-IFRS, the entity has several options in the determination of the cost of each tangible asset, and can also elect to use the cost or fair value basis for the measurement of each class of property, plant and equipment after transition. At the date of this report, the entity has not decided which options and measurement basis will be adopted and the likely impacts therefore cannot be determined.

Impairment of assets

Non-current assets are written down to recoverable amount when the assets carrying amount exceeds recoverable amount.

Under A-IFRS, both current and non-current assets, including property, plant and equipment previously excluded as they were measured on the fair value basis, are tested for impairment. In addition, A-IFRS has a more prescriptive impairment test, and requires discounted cash flows to be used where value in use is used to assess recoverable amount. Consequently, on adoption of A-IFRS, a further impairment of certain assets may need to be recognised, thereby decreasing opening retained earnings and the carrying amount of assets. The consolidated entity has not yet determined the impact, if any, of any further impairment which may be required. It is not practicable to determine the impact of the change in accounting policy for future financial reports, as any impairment or reversal thereof will be affected by future conditions.

Acquisition, Exploration and Development Expenditure

An A-IFRS on extractive industries has not yet been issued. Consequently, the consolidated entity is unable to determine the change in policies and related impacts, if any, that may arise on adoption of A-IFRS on its extractive related operations and balances at reporting date.

Directors' Declaration

The Directors declare that:

(a) The attached financial statements and notes thereto comply with Accounting Standards;

(b) The attached financial statements and notes thereto give a true and fair view of the financial position and performance of the Company and the Consolidated Entity;

(c) In the Directors' opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001; and

(d) In the Directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Directors

N R Forrester
CHAIRMAN and MANAGING DIRECTOR

Signed at Perth this 14th day of September 2004 in accordance with a resolution of the directors made pursuant to s.295(5) of the Corporations Act 2001.

SCOPE

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cashflows, accompanying notes to the financial statements, and the directors' declaration for both Mount Burgess Mining N.L. (the Company) and the consolidated entity, for the financial year ended 30 June 2004 as set out on pages 16 to 37. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year. The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with the Corporations Act 2001 and Accounting Standards and other mandatory professional reporting requirements in Australia so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors. While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

AUDIT OPINION

In our opinion, the financial report of Mount Burgess Mining N.L. is in accordance with:

(a) the Corporations Act 2001, including:

- (i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2004 and of their performance for the year ended on that date; and
- (ii) complying with Accounting Standards in Australia and the Corporations Regulations 2001; and

(b) other mandatory professional reporting requirements in Australia.

DELOITTE TOUCHE TOHMATSU

G K McHarrie
Partner
Chartered Accountants
Signed at Perth this 15th day of September 2004.

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' scheme under the Professional Standards Act 1994 (NSW).

ADDITIONAL INFORMATION INCLUDED IN ACCORDANCE WITH THE LISTING REQUIREMENTS OF THE AUSTRALIAN STOCK EXCHANGE LIMITED

The information set out below was applicable as at 3 September 2004.

1. Distribution of Equity Securities and Voting Rights:

(a) Distribution of Shareholders of Ordinary shares:-

	No. of Holders
1 – 1,000	201
1,001 – 5,000	548
5,001 – 10,000	367
10,001 – 100,000	749
100,000 and over	124
Total No. of Shareholders	1989

(b) Each shareholder entitled to vote may vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a shareholder or a proxy, attorney or representative of a shareholder has one vote. On a poll, every person present who is a shareholder or a proxy, attorney or representative of a shareholder shall, in respect of each fully paid share held by him, or in respect of which he is appointed a proxy, attorney or representative, have one vote for the share.

(c) There existed 834 shareholders who held less than a marketable parcel of shares.

2. Substantial Shareholders

The Company had two substantial shareholder as follows:-

N R Forrester (with associates)	11,436,476 shares
A P Stirling (with associates)	7,320,000 shares

3. Top Twenty Shareholders

Shareholder Name	Units Held	Percentage of Issued Capital
Citicorp Nominees Limited	31,532,574	23.05
J P Morgan Nominees Australia Ltd	13,268,280	9.70
Mr Nigel Raymond Forrester	7,163,576	5.24
ANZ Nominees Australia Ltd	4,914,332	3.59
Nefco Nominees Pty Ltd	3,600,000	2.63
National Nominees Limited	3,109,695	2.27
Beta Management Services (S/F Account)	2,564,000	1.87
Yandal Investments Pty Ltd	2,000,000	1.46
Ronald William O'Regan	1,763,200	1.29
Bow Lane Nominees Pty Ltd	1,613,150	1.18
Mr Godfrey Taylor	1,563,312	1.14
Mr Oliver Messenger (Messenger Family Account)	1,400,000	1.02
Strata Drilling WA Pty Ltd	1,200,000	0.88
Platinum Broking Company Ltd	1,160,000	0.85
Jennifer Lilian O'Regan	1,136,800	0.83
Hadden Hall Pty Ltd	1,095,729	0.80
Salto Pty Ltd	1,000,000	0.73
Ms Poh Lian Ang	892,000	0.65
Mr L J Sharah & Ms C T Sharah	760,000	0.56
Jindabyne Pty Ltd	748,000	0.55
	82,484,648	60.29

4. Contingent Liabilities in relation to Termination Benefits

There are no service agreements with any directors or officers of the Company.

Details of Company's Mineral Tenements

Tenement No.		% Equity
Telfer		
E45/854		100
E45/1218		100
E45/1393		100
E45/1946	Under Application	100
E45/2202		100
E45/2243		100
E45/2302		100
E45/2317	Under Application	100
M45/527		100
M45/528		100
M45/542		100
M45/543		100
M45/544		100
M45/550		100
M45/551		100
M45/659		100
M45/661		100
M45/662		100
M45/750	Under Application	100
M45/901	Under Application	100
M45/917	Under Application	100
M45/918	Under Application	100
M45/967	Under Application	100
M45/968	Under Application	100
M45/992	Under Application	100
P45/2458		100
P45/2460		100
Tabletop		
E45/1741	Under Application	100
E45/1742	Under Application	100
E45/1743	Under Application	100
E45/1744	Under Application	100
E45/1745	Under Application	100

Tenement No.		% Equity
Duketon		
E38/1416	Under Application	100
E38/1417	Under Application	100
Gullewa		
E59/1017	Under Application	100
E59/1018		100
Mount Elvire		
E29/496		100
E29/498		100
E30/256		100
E30/258		100
E77/1044		100
Perrinvale		
E29/434		Earning 70
E29/435		Earning 70
E30/455	Under Application	Earning 70
E30/203	Under Application	Earning 70
E30/226		Earning 70
E30/228		Earning 70
E30/254		Earning 70
NAMIBIA, Tsumkwe		
EPL 2012		90
EPL 2014		90
EPL 2817		90
EPL 2818		90
EPL 2819		90
EPL 3019		90
EPL 3020		90
EPL 3021		100
EPL 3022		100
BOTSWANA, Kihabe		
PL69/2003		100

MOUNT BURGESS MINING N.L.

AFRICAN PROJECTS

KIHABE BASE METALS PROJECT - BOTSWANA
TSUMKWE DIAMOND PROJECT – NAMIBIA



ANGOLAN CRATON
ZIMBABWE CRATON
Grootfontein
KIHABE
Maun
TSUMKWE
Ugab River
Francistown
Orapa
Walvis Bay
WINDHOEK
BOTSWANA
NAMIBIA
Jwaneng
GABORONE
Luderitz Bay
KAAP VAAL CRATON
500KM

KIHABE BASEMETALS PROJECT, Botswana

Project Attributes

- 1,000 square kilometres under EPL 69/2003 for Base and Precious Metals.
- Thirteen anomalous Base Metals zones have been defined by drilling and soil sampling, including a massive sulphide gossan yielding 3.9% Zn, 12.4% Pb, 102g/t Ag and 1.6% V
- Five drill sections over a continuous 2.4 kilometre zinc, lead and silver anomaly returned values up to 3% Zn, 1.6% Pb, 93.3g/t Ag and anomalous vanadium over a 76 metre intersection.
- Kihabe Base Metals mineralisation extends west into the Company's Namibian tenements.

Kihabe Basemetals Project, Botswana



3km
Soil Geochemistry Zn ppm
80
60
40
20
0
S
N
S
N
?
?
Damara Dolomite
Damara Quartzite
Mineralised Stratigraphy
Fault
Recent Drilling Area
Interpreted Geology
N-S Cross Section Looking West

Zinc Soil Geochemical Anomaly showing historical and recent drilling intersections



500m
KIH2
AP11
KIH1
KIH4
KIH3
KIH11
88-128m 40m@2.7% Zn, 0.6% Pb, 16.3g/t Ag
KIH7
57-133m 76m@3.0% Zn, 1.6% Pb, 96.7g/t Ag
AP12
25-38m 13m@1.2% Zn, 0.6% Pb, 9.8g/t Ag
73-81m 8m@0.8% Zn, 0.3% Pb
KIH5
52-83m 31m@1.0% Zn, 0.3% Pb, 5g/t Ag
91-106m 15m@1.1% Zn, 0.4% Pb, 7g/t Ag
AP11
21-35m 14m@0.6% Zn, 0.6% Pb
44-58m 14m@1.9% Zn, 0.5% Pb
70-100m 30m@2.8% Zn, 0.9% Pb, 20.9g/t Ag
KIH1
68-98m 30m@2.4% Zn, 0.8% Pb, 33.7g/t Ag
KIH3
105-114m 9m@2.5% Zn, 1.1% Pb, 61g/t Ag
118-120m 2m@64g/t Ag, 0.4% Cu
KIH4
80-90m 10m@3.0% Zn, 1.4% Pb, 12g/t Ag
96-105m 9m@>4.5% Zn, 1.5% Pb, 31g/t Ag
110-112m 2m@>5.4% Zn, 2.7% Pb, 194g/t Ag
125-139m 14m@1.8% Zn, 0.6% Pb, 4g/t Ag
NAMIBIA
BOTSWANA
Zn ppm
911
358
235
181
141
119
103
92
82.5
73.1
63.8
56.2
49.7
44.7
39.2
31.6
7.04

TSUMKWE DIAMOND PROJECT, Namibia

Project Attributes

- Three kimberlites discovered to date.
- Project is located on the Southern margin of the Angolan Craton.
- Eight macrodiamonds have been discovered on the project area to date.
- Significant numbers of G10 and high priority G9 garnets have been isolated, showing distinct trends to their potential source, which are now being followed up on three fronts.


Diamond and
G10 Garnets
G9 Garnets
Non Diamond
+ 150km
- 200km
Craton
Lithosphere
Diamond Stability Field
Graphite
Diamond
Asthenosphere

Diamond Stability Field

Exploration Techniques

- Kimberlite pipes in the Tsumkwe tenements are covered by varying depths of surficial sand and/or calcrete. A number of exploration techniques therefore have to be applied to locate the kimberlite source:
- RAB drilling to the base of the Kalahari has determined the post kimberlite geomorphology and the kimberlite indicator mineral trail.
- The assessment of the wear and the establishment of the chemistry of kimberlite indicator minerals recovered by drilling from the base of the Kalahari allows the Company to best determine the distance they have travelled and whether they are from an economic source.
- Grid loam sampling is undertaken in areas of shallow tertiary cover.



Drilling



Diamond Microscopy



Loam Sampling

- Aeromagnetics and ground gravity are used to determine structures and select possible kimberlites within the target areas.


RR60
Gura - 1
Kimberlite
Rabbit
Kimberlite
RR59
Nxa - on
Kimberlite
RR71
250 metres

Aeromagnetics


RR60
Gura - 1
Kimberlite
Rabbit
Kimberlite
RR59
Nxa - on
Kimberlite
250 metres

Gravity

- The application of all of these various exploration techniques has enabled the search area for the source of the diamonds and G10 garnets discovered to date, to be reduced significantly.


SIKERETI
TSUMKWE
GURA
5 km
Gneiss
Granite
Grootfontein Formation
Carbonates
Quartzite
Damaran Formation
Dolerite Dykes
Basalt - Karoo Super Group
Kimberlite
Diamond
Aeolian Sand on Basalt - Kalahari Formation
Regional Fold
Thrust Fault
Fault
Foliation from Magnetics and Satellite Imagery
Drainage

MOUNT BURGESS MINING N.L.
A.C.N. 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
P.O. Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (+61 8) 9322 6311
Facsimile: (+61 8) 9322 4607
Email: mtb@mountburgess.com Website:www.mountburgess.com

MOUNT BURGESS MINING N.L.

TELFER GOLD PROJECT – WESTERN AUSTRALIA
Joint Venture with Barrick Gold of Australia Limited



Broome
Port Hedland
Exmouth
TELFER
Newman
WESTERN AUSTRALIA
Meekatharra
Leonora
Kalgoorlie
PERTH
Norseman
Albany
400 km
AUSTRALIA

RECEIVED
2005 FEB 22 P 3:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE



East Thompson's Dome
Tim's Dome
Telfer Gold Mine
18.5 million ounce reserve
Telfer Dome
5 km
Dolerite dyke
Granitoid Body
Kaliranu Formation
Wilki Formation Upper
Puntapunta Formation
Telfer Formation
Malu Quartzite Formation
Isdell Formation
Black Sulphidic Shale
Tenement Outline

Area Under Licence

- 222 square kilometres held under 27 granted and pending mineral tenements within 20-30 kilometres of Newcrest Mining's Telfer Gold Mine. The Telfer mine has produced in excess of five million ounces of gold since 1975 and has a current quoted reserve mostly within the lower Telfer Formation of 18.5 million in-situ ounces of gold, from a 27.5 million ounce resource.

Telfer Project Joint Venture Attributes and Conditions

- Barrick to spend Aus$5 million within five years to earn 51%.
- Barrick have the right to withdraw after spending Aus$1 million.
- Mount Burgess can elect to fund pro-rata 49% of project expenditure once Barrick has earned 51% or be free carried with 25% through to mining.
- Barrick targeted the Company's Telfer Project as high quality with the potential to generate large gold resources.
- The Company's project area covers Tim's Dome, East Thompson's Dome and Camp Dome all of which are similar structurally and stratigraphically to Newcrest Mining's Telfer Dome which contains a 27.5 million ounce resource.

Current and Future Exploration

- Following a significant amount of structural interpretation Barrick proposes to commence a deep core drilling programme in August 2004 to test the previously unexplored M Reefs and I Reefs on the Company's project area which lie within the lower Telfer formation.


DAVIES COSSAN
TE
T1VEIN
YDD004
THOMPSON'S DOME
NTR 31
FOLD CLOSURE
East Thompson's Dome
TIM'S DOME
Tim's Dome
MAIN ROAD
1km
LEGEND
Lineament
Lithological Contact - accurate
- approx
Fold axis - anticlinal
Fold axis - synclinal
Quartz - vein
- float
Diamond drillhole
Prospect location
Ground geophysics
Significant duricrust
Puntapunta Formation
Telfer Formation
Telfer Formation
Malu Quartzite

TELFER GOLD PROJECT – WESTERN AUSTRALIA
Joint Venture with Barrick Gold of Australia Limited

TIM'S DOME CONCEPTUAL LONG SECTION



SE
NW
Limit of Drilling
TELFER FORMATION
M-REEFS
SCHEMATIC TELFER REEF POSITIONS
Lower Limey Unit
I-REEFS
North Dipping "Oakover" Vein Sets
MALU / ISDELL FORMATION
500M

EAST THOMPSON'S DOME CONCEPTUAL LONG SECTION



SE
NW
Limit of Drilling
TELFER FORMATION
M-REEFS
SCHEMATIC TELFER REEF POSITIONS
Lower Limey Unit
I-REEFS
North Dipping "Oakover" Vein Sets
MALU / ISDELL FORMATION
500M

MOUNT BURGESS MINING N.L.
A.C.N. 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6 000
P.O. Box 7200, Cloisters Square, Perth, Western Australia, 6 850
Telephone: (+61 8) 9322 6311
Facsimile: (+61 8) 9322 4607
Email: mtb@mountburgess.com Website: www.mountburgess.com

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

13 September 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Tsumkwe Diamond Project, Namibia

The Company is pleased to announce that it has recently recovered an extremely fresh Class 4 kimberlitic pyrope garnet from a loam sample collected in the central part of its tenement area.

The garnet, identified by the Company's microscopist, displays remnants of a kelyphytic rim and does not show any signs of abrasion, indicating that it has been recovered within close proximity of its kimberlitic source.

A number of targets within the area have been selected for further immediate loam sampling.

Yours faithfully,

Martin Spence
Exploration Manager

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr M Spence, BSc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
15 September 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

We enclose herewith this Company's Financial Statements required to be lodged with the ASIC under Section 319 of the Corporations Law and hereby confirm that the documents include all of those documents required by Section 319 of the Corporations Law.

Yours faithfully,

Dean Scarparolo
Company Secretary

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: ASX Announcements
16 September 2004

RECEIVED
2005 FEB 22 P 3:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Mount Burgess Mining N.L. appoints a New Executive Director

The Company is pleased to announce the appointment to the Board of Mount Burgess Mining N.L. of Mr Martin Spence, BSc.,M.Aus.I.M.M., as the Executive Director for Exploration.

Mr Spence is a qualified geologist with considerable experience in gold, nickel and base metals. He has also spent a significant amount of time in southern Africa involved in diamond exploration where he found a number of kimberlites.

The appointment takes effect immediately.

Yours faithfully,

Jan Forrester
Company Secretary

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

21 September 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

On 21 September 2004, Mount Burgess Mining N.L. completed a placement of 6,000,000 fully paid ordinary shares to raise $420,000. The placement was at an issue price of $0.07 per share.

Proceeds from the placement will be used to fund geophysical programmes, drilling and working capital.

In accordance with ASIC Class Order 02/1180, Mount Burgess advises that there is no information to disclose of the kind that would be required to be disclosed under Section 713 of the Corporations Act 2001 if a prospectus were lodged in relation to the offer of the Placement shares other than information which has been disclosed to ASX; and

There will be no section 731(6) Corporations Act 2001 determination in force with respect of MTB at the time at which the Placement shares are issued.

Yours faithfully,

Nigel Forrester
Managing Director

RECEIVED
2005 FEB 22 P 3: 29
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Martin Lindsay Spence
Date of appointment	15 September 2004

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
500,000 Unlisted Employee Share Options exercisable at 25 cents per option with an expiry date of 31 December 2009.

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

A.C.N. 009 067 476

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at Rydges Perth, Cnr Hay and King Street, Perth, Western Australia at 10.30 a.m. on Friday 10th October 2003.

BUSINESS

Resolution 1. **Financial report and directors' and audit reports**

To receive and consider the financial report, including the directors' declaration, for the year ended 30 June 2003 and the related directors' report and audit report.

Resolution 2. **Rotation/Re-election of Directors**

To consider and, if thought fit, pass the following as an ordinary resolution:

"that Mr Ronald William O'Regan, who retires by rotation in accordance with Clause 13.3 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company."

Resolution 3. **Approval of Share Placement announced on 16 April 2003**

To consider and, if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 16 April 2003 of 5,500,000 ordinary shares, which rank parri passu with existing shares, to Citicorp Nominees at a value of $0.07 per share to raise the Company $385,000 be approved."

Funds from the placement to be applied to geophysical programmes, drilling and working capital.

(The Company will disregard any votes cast on the resolution by Citicorp Nominees and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

Resolution 4. **Approval of Share Placement announced on 1 August 2003.**

To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 1 August 2003, of 5,000,000 ordinary shares, which rank parri passu with existing shares, to:

Commonwealth Custodial Services Limited	1,700,000 shares
Citicorp Nominees	3,300,000 shares

at a value of $0.08 per share to raise the Company $400,000 be approved."

Funds from the placement to be applied to geophysical programmes, drilling and working capital.

(The Company will disregard any votes cast on the resolution by Commonwealth Custodial Services Ltd and Citicorp Nominees and their associates. However, the Company need not disregard a vote if it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.)

.../2

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

24 September 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

KIHABE BASE METALS PROJECT - BOTSWANA (MTB 100%)
Results of First Pass Metallurgy on the Kihabe Base Metal Drill Spoil

The Company is pleased to announce the results from fourteen select percussion chip intersections which were submitted to the Ongopolo metallurgical laboratory in Tsumeb (Namibia) for ore flotation test work.

The samples selected were from the eastern, central and western drill sections of the known 2.4 km strike of mineralisation of the Kihabe base metals anomaly which was drilled between October 2003 and February 2004.

The grades submitted were high (average of 7.15% zinc and 2.32% lead), medium (average of 2.36% zinc and 1.84% lead) and low (average of .62% zinc, .32% lead) to get an overview of total recovery. The samples submitted had been previously ground to 72 um (micron) for analyses.

The following recovery values were achieved:

Lead (in the form of galena) **from 81% to 96%**
Zinc (in the form of sphalerite) **from 66% without the addition of $CuSO_4$ to 94% with the addition of $CuSO_4$**
Silver (associated with the galena) **returned consistent values of up to 91%**

It must be stressed this is a "first pass" assessment of the metal recovery but none the less the recoveries are seen as encouraging.

This area is currently being mapped and sampled, concentrating on the structural controls to a gossan that had previously returned **12.46% lead, 3.98% zinc, 102 g/t silver and 1.6% vanadium.**

Yours faithfully,
Martin Spence
Exploration Director
All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr M Spence, BSc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

RECEIVED
2005 FEB 22 P 3: 30
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

8 October 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Rock Chip Sampling Results - Mount Elvire, Western Australia
(Mount Burgess Mining N.L. 100%)

The Company is pleased to announce the following results from a rock chip sampling programme carried out over various locations within the Company's Mount Elvire Project tenements, west of Menzies :

1. Rock chip of a sediment hosted sulphidic gossan returned 3.6 g/t Au, with associated 313 ppm Cu and 286 ppm Zn. Initial mapping suggests a broad zone of alteration; future work will define the extent of gold mineralisation.

2. Rock chip of an ultrabasic rock from a layered intrusive returned .23 g/t Platinum Group Elements with a Platinum:Palladium ratio of 0.65, with co-incident Cu and Ni values of 114 and 95 ppm respectively. Outcrop mapping and sampling will be undertaken to determine whether an economic PGE horizon is present.

3. Within the same tenement as (2) above, a rock chip from a gossan (previously tested in 1970) returned 13% Cu, 261 ppm Ni and minor Au. A gossan search and sampling programme will be undertaken shortly to extend this mineralisation

Yours faithfully,
Martin Spence
Exploration Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr M Spence, BSc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

30 September 2004

Highlights

AUSTRALIA

TELFER, WESTERN AUSTRALIA - GOLD EXPLORATION,
Deep diamond drilling currently being conducted by Barrick Gold of Australia Limited

MOUNT ELVIRE, WESTERN AUSTRALIA - GOLD/BASE METALS EXPLORATION,
Encouraging rock chip samples return grades of up to 3.6 g/t gold and 13% copper

AFRICA

TSUMKWE, NAMIBIA - DIAMOND EXPLORATION,
One very fresh (Class 4) kimberlitic garnet recoverd from loam sampling

KIHABE, BOTSWANA - BASE METALS EXPLORATION,
Metallurgical testing yields recoveries of up to 94% for zinc, 96% for lead and 91% for silver.

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2004

AUSTRALIA

TELFER GOLD PROJECT

(Mount Burgess Mining N.L. 100%, Barrick Gold of Australia Limited has the right to initially earn 51%)

During the reporting period a programme of structural and geological mapping was completed across the entire project area to compile structural sections in key locations across the Tim's, East Thompson and Camp Domes in order to gain a better understanding of the 3D geometry of the area and to ultimately aid in exploration targeting. Over one thousand structural measurements of bedding, foliation, jointing and veining were collected during the programme and this data was used to develop constrained structural sections across Tim's and East Thompson's Domes. An initial programme consisting of 1,000m deep drill holes, at each of Tim's and East Thompson's Domes, was designed to test priority targets.

Drilling commenced in early September at Tim's Dome utilising a multi-purpose RC-diamond rig. Drilling conditions were difficult with continual cave-in experienced because of highly fractured ground within the top 300m. Although ground conditions vastly improved from around 300m, up-hole cave-in resulted in the first hole being abandoned at 338.3 m.

This drill programme was suspended pending the availability of a large RC drill rig capable of drilling deep RC pre-collars. **A large RC rig is now on site to drill four pre-collars and diamond coring will commence immediately these have been completed.**

In the abandoned hole BTDD0001, a 6m zone of silica-pyrite-carbonate-tourmaline alteration associated with stockwork-style quartz-sulphide-tourmaline veining was intersected between 325-331 metres.

All assay results for BTDD0001 are pending.

Rock chip sampling of the Fold Closure Project at East Thompson's Dome **returned results up to 22.59 g/t Au with corresponding anomalous Copper, Arsenic, Bismuth, Tellerium and Tungsten.**

During the December quarter it is intended to complete at least three of the deep diamond tails in the time remaining this season.

MOUNT ELVIRE - Gold, Copper, Nickel
(Mount Burgess Mining N.L. 100%)

The Mount Elvire Project, located approximately 210 km north of Southern Cross, consists of five exploration licences (E30/256, E30/258, E29/496, E29/498, and E77/1044) and covers an area of 832.30 km^2.

A broad-spaced assessment of these tenements during September 2004 returned the following results from a rock chip sampling programme carried out over various locations within the Company's Mount Elvire Project

E77/1044

Rock chip of a sediment hosted sulphidic gossan returned **3.6 g/t Au, with associated 313 ppm Cu and 286 ppm Zn.** Initial mapping suggests a broad zone of alteration; future work will define the extent of mineralisation.

E29/496

Rock chip of an ultrabasic rock from a layered intrusive returned **.23 g/t Platinum Group Elements with a Platinum:Palladium ratio of 0.65, with co-incident Cu and Ni values of 114 and 95 ppm** respectively. Outcrop mapping and sampling will be undertaken to determine whether an economic PGE horizon is present.

A rock chip from a gossan (previously tested in 1970) **returned 13% Cu, 261 ppm Ni and minor Au.** A gossan search and sampling programme will be undertaken shortly to extend this mineralisation

Assay results from follow-up rock chip, channel chip and (historical) percussion drill chip sampling in October 2004 are currently outstanding.

Future work will be dependant on these results as well as a review of all previous work undertaken within these tenements.

AFRICA

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%)
EPL's 3021 and 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

Drilling, Loaming, Heavy Mineral Processing and Binocular Microscopy

During this quarter a total of 39 RAB holes were drilled for 1,848 metres and 426 loam samples were collected to test the shallower areas of the tenements.

420 select drill samples were concentrated and examined by the Company's microscopist; of these twenty returned positive kimberlitic indicator minerals. Of the 275 loam samples concentrated, 132 kimberlitic pyrope garnet were recovered.

Included in the loam results was a very fresh (class 4) garnet indicative of a nearby source.

The loaming is also defining a north westerly kimberlite indicator trail which is currently being followed-up by mapping and drilling.

BASE METAL EXPLORATION
KIHABE, BOTSWANA
PL 69/2003
(Mount Burgess Mining N.L. 100%)

Reverse circulation drilling within EPL 69/2003 has returned previously announced encouraging base metal assay results.

First pass metallurgical test work was conducted on drill spoil from fourteen select percussion chip intersections which were submitted to the Ongopolo metallurgical laboratory in Tsumeb (Namibia) for ore flotation test work.

The samples selected were from the eastern, central and western drill sections of the known 2.4 km strike of mineralisation of the Kihabe base metals anomaly which was drilled between October 2003 and February 2004.

The grades submitted were high (average of 7.15% zinc and 2.32% lead), medium (average of 2.36% zinc and 1.84% lead) and low (average of .62% zinc, .32% lead) to get an overview of total recovery. The samples submitted had been previously ground to 72 um (micron) for geochemical analyses.

The following recoveries were achieved:

Lead (in the form of galena) **from 81% to 96%**
Zinc (in the form of sphalerite) **from 66% without the addition of $CuSO_4$ to 94% with the addition of $CuSO_4$**
Silver (associated with the galena) **returned consistent values of up to 91%**

It must be stressed this is a "first pass" assessment of the metal recovery but none the less the recoveries are seen as encouraging.

This area is currently being mapped and sampled, concentrating on the structural controls to a gossan that had previously returned **12.46% lead, 3.98% zinc, 102 g/t silver and 1.6% vanadium.**

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr Martin Spence, B.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

CORPORATE

Appointment of Director

During the quarter the Company announced the appointment to the Board of Mr Martin Spence, B.Sc., M.Aus.I.M.M. Mr Spence is a qualified geologist with considerable experience in gold, nickel and base metals. He has also spent a significant amount of time in southern Africa involved in diamond exploration where he has found a number of kimberlites.

Share Placements

During the quarter the following share placements were made.

> 8,000,000 shares at 7 cents per share as announced on 9 July 2004 to raise an additional A$560,000.
>
> 6,000,000 shares at 7 cents per share as announced on 21 September to raise an additional A$420,000.

Share Registry Investor Website

The Company's Share Registry, Advanced Share Registry Services, now has investor information available for the Company's security holders. Shareholders can access the site from the direct link from the Company's website, www.mountburgess.com or at www.asrshareholders.com

Company Website/Email announcements

As soon as any Company announcements are made and then released to the market via the ASX, they are placed on the Company's Website at www.mountburgess.com. Shareholders wishing to receive an email copy of announcements as they are made can email mtb@mountburgess.com with a request to be put on the Company's mailing list.

RECEIVED
2005 FEB 22 P 3:30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN	Quarter ended ("current quarter")
31009067476	30 Sep 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(393)	(393)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(266)	(266)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	3	3
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(656)	(656)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(656)	(656)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(656)	(656)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	980	980
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Placement Fees	(14)	(14)
	Other – Lease repayments	(2)	(2)
	Net financing cash flows	964	964
	Net increase (decrease) in cash held	308	308
1.20	Cash at beginning of quarter/year to date	93	93
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	401	401

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	105
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Barrick Gold of Australia Limited/Mount Burgess Mining N.L.Telfer Joint Venture
Barrick has spent $491,779 in the September quarter as per their obligation in the JV Agreement

Financing facilities available

Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	121	4

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	120
4.2	Development	-
	Total	120

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	99	11
5.2	Deposits at call	190	82
5.3	Bank overdraft	-	-
5.4	Other (cash in transit)	112	-
	Total: cash at end of quarter (item 1.22)	401	93

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	142,800,000	142,800,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	14,000,000 -	14,000,000 -		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans	200,000 1,750,000 1,100,000 100,000 2,400,000	Nil Nil Nil Nil Nil	*Exercise Price* 25 cents 25 cents 25 cents 25 cents 25 cents	*Expiry date* 31/12/04 31/12/05 31/12/06 31/12/07 31/12/09
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	**CANCELLED** during quarter	Nil			
7.11	**Debentures** *(totals only)*	N/A			
7.12	**Unsecured notes** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo (Company Secretary) Date: 22 October 2004

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2005 FEB 22 P 3:29
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

1 October 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

The Company wishes to advise in accordance with Listing Rule 4.7.1 it has this week dispatched its Annual Report to security holders. The Annual Report comprises only the documents already given to ASX under listing rule 4.5.

Yours faithfully,

JAN FORRESTER
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: L6615

29 October 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Following are the results of the Resolutions put to members of the Company at today's Annual General Meeting.

Resolution 1 To receive and consider the financial report, including the directors' declaration, for the year ended 30 June 2004 and related directors' report and audit report.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
45.865,389	7,668	-	306,928

Resolution 2 To consider and if thought fit, pass the following as an ordinary resolution:

"that Mr Alfred Patrick Stirling, a director appointed since the last Annual General Meeting, retires by rotation in accordance with Clause 13.3 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
45,865,389	7,668	-	306,928

Resolution 3 To consider and if thought fit, pass the following as an ordinary resolution:

"that Mr Martin Lindsay Spence, a director appointed since the last Annual General Meeting, retires by rotation in accordance with Clause 13.3 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
45,865,389	7,668	-	306,928

Resolution 4 To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 17 May 2004 of 3,800,000 ordinary shares, which rank parri passu with existing shares, to J P Morgan Australia Ltd, Running Water Ltd and Citicorp Nominees at a value of $0.07 per share to raise the Company $266,000 be approved."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
45,778,771	94,286	-	306,928

Resolution 5 To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 9 July 2004, of 8,000,000 ordinary shares, which rank parri passu with existing shares, to Nefco Nominees, J P Morgan Noms Australia, H Strik, Lockerbie Pty Ltd, Bizzell Nominees Pty Ltd, Blight Superannuation Pty Ltd, Pacific International Petroleum Pty Ltd, Cen Pty Ltd, Dadlon Pty Ltd, J E Reeves/B J Reeves (Darcy S/F), D P McManus/A E Newton (Wattle S/F), B F & EB Miers (Miers Transport S/F), R Keene, P L Ang, Ms D Brun at a value of $0.07 per share to raise the Company $560,000 be approved."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
45,778,771	94,286	-	306,928

Resolution 6 To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 21 September 2004, of 6,000,000 ordinary shares, which rank parri passu with existing shares, to Citicorp Nominees, J P Morgan Noms Australia, R Keene, Jogib Investments Pty Ltd, Cen Pty Ltd, BF & EB Miers (Miers Transport S/F),Dadlon Pty Ltd, J E Reeves/BJ Reeves (Darcy S/F), at a value of $0.07 per share to raise the Company $420,000 be approved."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
45,778,771	94,286	-	306,928

Yours faithfully,

Dean Scarparolo
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

18 November 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Project Brochure

A brochure prepared as a handout for the World Diamond Conference being held in Perth on 22 and 23 November 2004 will be mailed to all shareholders on Friday 19 November.

All the information contained therein is on the Company's website http://www.mountburgess.com in one form or another and the actual brochure will be posted to the site by Monday 22 November.

Yours faithfully,

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

RECEIVED
2005 FEB 22 P 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: ASX Announcements
24 November 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

On 24 November 2004, Mount Burgess Mining N.L. completed a placement of 4,240,000 fully paid ordinary shares to raise $572,400. The placement was at an issue price of $0.135 per share.

Proceeds from the placement will be used to fund geophysical programmes, drilling and working capital.

In accordance with ASIC Class Order 02/1180, Mount Burgess advises that there is no information to disclose of the kind that would be required to be disclosed under Section 713 of the Corporations Act 2001 if a prospectus were lodged in relation to the offer of the Placement shares other than information which has been disclosed to ASX; and

There will be no section 731(6) Corporations Act 2001 determination in force with respect of MTB at the time at which the Placement shares are issued.

Yours faithfully,

Nigel Forrester
Managing Director

New issue announcement,
application for quotation of additional securities
and agreement

Information or documents not available now must be given to ASX as soon as available.
Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity
MOUNT BURGESS MINING N.L.

ABN
31 009 067 476

We (the entity) give ASX the following information.

Part 1 - All issues
You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Ordinary Fully Paid**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**4,240,000**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Fully paid ordinary shares @ an issue price of $0.135 each**

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**YES**	
5	Issue price or consideration	**$0.135**	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Funds raised from this issue will be applied to geophysical programmes, drilling and working capital	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**Within three business days of receipt of funds**	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**147,040,000**	**Ordinary Fully Paid**
		Number	+Class

9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	1,950,000 1,100,000 100,000 2,400,000	Unlisted employee share Options expiring 31/12/05 (ASX Ref MTBAM) Unlisted employee share Options expiring 31/12/06 (ASX Ref MTBAO) Unlisted employee share Options expiring 31/12/07 (ASX Ref MTBAQ) Unlisted employee share Options expiring 31/12/09 (ASX Ref MTBAI)
		All above options exercisable at 25 cents	
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	**N/A**	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	

18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (*tick one*)	
(a)	X	Securities described in Part 1
(b)	☐	All other securities Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents		
35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐	If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over
37	☐	A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment		
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)		
		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1. +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2. We warrant the following to ASX.

   • The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

   • There is no reason why those +securities should not be granted +quotation.

   • An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

   • Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

   • We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

• If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

4. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

5. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: **Nigel Forrester** Date: 24 November 2004
(Chairman & Managing Director)

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
24th November 2004

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Telfer Gold Project
Joint Venture with Barrick Gold of Australia Limited.
(Mount Burgess Mining NL 100%, Barrick have the right to earn 51%)

Barrick have now received assay results from the first three of four R.C. pre collars drilled at Tim's Dome and East Thompson's Dome, at the Company's Telfer Project.

The pre collar for hole BTRCD0003 drilled at East Thompson's Dome returned the following results:

Hole No	Co-Ordinates N E	Az (Deg)	Dip (Deg)	From-To (m)	Width	Grade (Au)
BTRCD0003	7607735 414050	190	-66	240-248	8m	6.4g/t

The above result was obtained from fire assay.

The above 8m intersection is based on 2 x 4m composites which were drilled wet, so individual 1m samples will have to be submitted for further testing. **The mineralization is related to a zone of argillic alteration and quartz veining and is hosted within sandstones of the Telfer formation.** Barrick has commenced diamond core tailing of this hole and as of 24th November 2004, the hole was at 750m heading towards a planned final depth of 1000m.

Yours faithfully

Martin Spence.
Exploration Director.

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

RECEIVED
2005 FEB 22 P 3: 30
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 January 2005

COMPANY ANNOUNCEMENTS PLATFORM
AUSTRALIAN STOCK EXCHANGE

Recovery of Very Fresh Kimberlite Indicator Minerals
Tsumkwe Diamond Project (Mount Burgess Mining N.L. 90%)

The Company is pleased to announce the recovery of a large number of very fresh kimberlite indicator minerals from a loam sample taken in the central area of the Tsumkwe Diamond Project in Namibia.

The suite of kimberlite indicator minerals consists of:

124	**Pyrope Garnets**
19	**Ilmenites**
5	**Chrome Diopsides**

All of the above were recovered from a 0.9 kg concentrate within the 0.4 mm to 0.8 mm fraction and represent the largest number of kimberlite indicator minerals recovered from a loam sample on this project.

The surfaces of many of these kimberlite mineral grains, identified by the Company's Microscopist in Windhoek, Namibia, have remnant kimberlite attached, indicating that they have been sourced from a kimberlite within very close proximity.

The area from which this loam sample was taken is covered by about 15 m of Kalahari sands and based on previous positive results, was targeted as an area likely to host a kimberlite.

Select microprobing will be undertaken to determine the diamond affinity of the indicator mineral grains. Repeat and grid loam sampling will be conducted immediately, together with drilling and possibly ground gravity.

Martin Spence, BSc., M.Aus.I.M.M.
Exploration Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Spence, BSc., M.Aus.I.M.M., a qualified geologist and full time employee of the Company, with more than five years experience in the field being reported on.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alfred Patrick Stirling
Date of last notice	Appendix 3X on 24 February 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Alfred Patrick Stirling
INDIRECT INTEREST	A P Stirling - Grandchild A C Stirling – Adult Child
	A G P Stirling – Adult Child AV Stirling – Adult Child A L Stirling – Adult Child Buckton Holdings Ltd – unlisted company Buckton Homes Ltd – unlisted company N T Stirling - Spouse
Date of change	11, 12, 14 and 20 January 2005
No. of securities held prior to change DIRECT INTEREST	
A P Stirling	2,200,000 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST A P Stirling - Grandchild	20,000 ordinary fp shares
A C Stirling - Adult Child A G P Stirling - Adult Child	400,000 ordinary fp shares 400,000 ordinary fp shares
A V Stirling – Adult child A L Stirling – Adult child	400,000 ordinary fp shares 400,000 ordinary fp shares
Buckton Holdings Ltd – unlisted company Bucton Homes Ltd – unlisted company	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	7,320,000 ordinary fp shares 500,000 unlisted options
Class	Ordinary fp shares Unlisted Options

Number acquired **On market purchases**	1,070,694
Number disposed	nil
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$144,813.33
No. of securities held after change	8,390,694 ordinary fp shares 500,000 unlisted options
DIRECT INTEREST **A P Stirling**	2,450,000 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **A P Stirling – Grandchild** **A C Stirling – Adult child** **AGP Stirling – Adult child** **A V Stirling – Adult child** **A L Stirling – Adult child** **N T Stirling – Spouse** **Buckton Holdings Ltd – unlisted company** **Buckton Homes Ltd unlisted company**	20,000 ordinary fp shares 500,000 ordinary fp shares 500,000 ordinary fp shares 500,000 ordinary fp shares 670,694 ordinary fp shares 250,000 ordinary fp shares 1,000,000 ordinary fp shares 2,500,000 ordinary fp shares
TOTAL	8,390,694 ordinary fp shares 500,000 unlisted options
Nature of Changes	On Market Purchases

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 27 January 2005

RECEIVED
2005 FEB 22 P 3:20
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

31 December 2004

Highlights

AUSTRALIA

TELFER, WESTERN AUSTRALIA - GOLD EXPLORATION

The first of four deep diamond drill holes completed. Partial results received.

AFRICA

TSUMKWE, NAMIBIA - DIAMOND EXPLORATION

Significant numbers of mineral grains recovered with remnant kimberlite surfaces.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 31 DECEMBER 2004

AUSTRALIA

TELFER GOLD PROJECT

(Mount Burgess Mining N.L 100%, Barrick Gold of Australia Limited has the right to initially earn 51%)

The Company has a joint venture agreement with Barrick Gold of Australia Limited (Barrick) to explore its tenements in the Telfer area. Barrick has the right to earn an initial 51% by the expenditure of A$5 million within five years, at which point the Company can elect to either fund pro-rata its 49% share or be free-carried to a decision to mine with a 25% equity holding. Barrick met the required A$1 million expenditure by the end of December 2004.

The tenements under joint venture are centred some 15 km to the north and north west along structural and stratigraphic strike of the Telfer Gold Mine.

During the quarter **four RC pre-collars were completed in preparation for diamond coring,** two at Tims Dome and two at East Thompsons Dome. Composite samples of every four metres from the four pre-collars were submitted for assay and the pre-collar from BTRCD 0003 from East Thompsons Dome returned the following:

	Co-ordinates				From - To	Width	Grade
Hole No.	**Northing**	**Easting**	**Az°**	**Dip°**	**(m)**	**(m)**	**g/t Au**
BTRCD0003	7607735	414050	190	-66	240-248	8	6.4

Single metre samples from the above two four metre composites were re-assayed and returned the following:

	Co-ordinates				From - To	Width	Grade
Hole No.	**Northing**	**Easting**	**Az°**	**Dip°**	**(m)**	**(m)**	**g/t Au**
BTRCD0003	7607735	414050	190	-66	243-246	3	8.04
			(including)		243-244	1	15.31

The diamond drill tail for BTRCD 0003 was terminated at a depth of 1,041.3m. At time of reporting assaying of 420 metres of core from BTRCD0003 had been completed. No significant assays have been reported. Outstanding results should be available during the first quarter 2005.

All of the above results were obtained from fire assay.

Diamond core drilling is currently in progress at Tim's Dome.

MOUNT ELVIRE- Gold, Copper, Nickel
(Mount Burgess Mining N.L. 100%)

The Mount Elvire tenements (E30/256, E30/258, E29/496, E29/498 and E77/1044) cover a combined area of 832.30 sq. kilometres and are centred some 210km north of Southern Cross.

E77/1044
Follow-up sampling returned **8.48g/t Au and 9.28g/t Au** from a historical shaft that had previously produced a 3.6g/t grab sample. This mineralisation has a narrow alteration zone and as such no further work is recommended in this immediate area. A structural interpretation along strike of this gold mineralisation will be undertaken to determine a possible increase in size.

E29/496
Follow up detailed rock chip and channel chip sampling over a previously sampled layered intrusive downgraded the previously returned PGE values. Moderately anomalous nickel and copper values of up to **2400ppm and 900ppm** respectively indicate further selective sampling and interpretation is required.

AFRICA

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resources (Pty) Ltd 10%)EPL's 3021 and 3022 MTB (Namibia)(Proprietary) Ltd 100%

Drilling, Loaming, Heavy Mineral Processing and Binocular Microscopy

During this quarter 71 RAB holes were drilled for 3024 metres. 154 loam samples were collected and jigged at the Company's plant site. The concentrates were examined by MTB's Microscopist in Windhoek.

From 248 loam sample concentrates examined, 49 returned kimberlite indicator minerals ranging from 1 to 5 grains of varying freshness.

In addition a single loam sample taken in the central area of the project returned a suite of very fresh kimberlite indicator minerals as follows:

124 Pyrope Garnets
19 Ilmenites
5 Chrome Diopsides

All of the above were recovered from within the 0.4 mm to 0.8 mm fraction and represent the largest number of kimberlite indicator minerals recovered from a loam sample on this project.

The surfaces of many of the above kimberlite mineral grains have remnant kimberlite attached, indicating that they have been sourced from a kimberlite within very close proximity.

The area from which this loam sample was taken is covered by about 15 m of Kalahari sands and based on previous positive results, was targeted as an area likely to host a kimberlite.

Microprobing will be undertaken to determine the diamond affinity of the indicator mineral grains. Repeat and grid loam sampling is currently being conducted and a ground gravity crew has been mobilised to the area.

Other positive drill results from drilling include:

NAM 589	8 pyrope garnets
NAM 583	6 pyrope garnets
NAM 587	3 pyrope garnets

BASE METAL EXPLORATION
KIHABE, BOTSWANA
PL 69/2003
(Mount Burgess Mining N.L. 100%)

Mapping and line clearing were conducted during this quarter over a known gossanous area that had previously returned rock chip values up to 12.4% lead, 3.98% zinc 102g/t silver and 1.6% vanadium.

A ground geophysical (IP) programme is to be undertaken in February 2005 and has been designed to cover the anomalous base metal areas in both Botswana and Namibia. Drill testing will be dependant on these results.

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr Martin Spence, B.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

CORPORATE

Share Placement

During the quarter the Company placed 4,240,000 shares at A$0.135 per share as announced to the ASX on 24 November 2004 to raise an additional A$572,400.

Share Registry Investor Website

The Company's Share Registry, Advanced Share Registry Services, now has investor information available for the Company's security holders. Shareholders can access the site from the direct link from the Company's website, www.mountburgess.com or at www.asrshareholders.com

Company Website/Email announcements

As soon as any Company announcements are made and then released to the market via the ASX, they are placed on the Company's Website at www.mountburgess.com. Shareholders wishing to receive an email copy of announcements as they are made can email mtb@mountburgess.com with a request to be put on the Company's mailing list.

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

MOUNT BURGESS MINING N.L.

ABN: 31009067476

Quarter ended ("current quarter"): 31 December 2004

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (.6.. months) $A'000
1.1	Receipts from product sales and related debtors	-	-
1.2	Payments for:		
	(a) exploration and evaluation	(423)	(814)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(209)	(475)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	3	6
1.5	Interest and other costs of finance paid	(1)	(1)
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	(630)	(1284)
	Cash flows related to investing activities		
1.8	Payment for purchases of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.9	Proceeds from sale of:		
	(a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-
1.11	Loans repaid by other entities	-	-
1.12	Other (provide details if material)	-	-
	Net investing cash flows	-	-
1.13	Total operating and investing cash flows (carried forward)	(630)	(1284)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(630)	(1284)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	684	1552
1.15	Proceeds from sale of forfeited shares	-	-
1.16	Proceeds from borrowings	-	-
1.17	Repayment of borrowings	-	-
1.18	Dividends paid	-	-
1.19	Other – Placement Fees	(18)	(32)
	Other – Lease repayments	(2)	(4)
	Net financing cash flows	664	1516
	Net increase (decrease) in cash held	34	232
1.20	Cash at beginning of quarter/year to date	291	93
1.21	Exchange rate adjustments to item 1.20	-	-
1.22	**Cash at end of quarter**	325	325

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	107
1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Barrick Gold of Australia Limited/Mount Burgess Mining N.L.Telfer Joint Venture
Barrick has spent $748,400 in the December quarter and $1,541,400 in total as per their obligation in the JV Agreement

Financing facilities available

Add notes as necessary for an understanding of the position.

+ See chapter 19 for defined terms.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	221	8

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	200
4.2	Development	-
	Total	200

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	7	99
5.2	Deposits at call	318	190
5.3	Bank overdraft	-	-
5.4	Other (cash in transit)		112
	Total: cash at end of quarter (item 1.22)	325	401

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*	N/A			
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	147,040,000	147,040,000		
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	4,240,000 -	4,240,000 -		
7.5	**+Convertible debt securities** *(description)*	N/A			
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Employee Share Plans	200,000 1,750,000 1,100,000 100,000 2,400,000	Nil Nil Nil Nil Nil	*Exercise Price* 25 cents 25 cents 25 cents 25 cents 25 cents	*Expiry date* 31/12/04 31/12/05 31/12/06 31/12/07 31/12/09
7.8	Issued during quarter	Nil			
7.9	Exercised during quarter	Nil			
7.10	**Expired** during quarter	200,000		25 cents	31/12/04
7.11	**Debentures** *(totals only)*	N/A			
7.12	**Unsecured notes** *(totals only)*	N/A			

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: Dean Scarparolo (Company Secretary) Date: 28 January 2005

Print name: DEAN A SCARPAROLO

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

= == == == ==

+ See chapter 19 for defined terms.